Form 10-K405, Exhibit 13
period 1996-01-31
VAUGHN COMMUNICATIONS INC
filed 1996-04-30
CIK 808095

EXHIBIT 13


                          1996 ANNUAL REPORT TO SHAREHOLDERS


THE COMPANY

    Vaughn Communications, Inc. is the second largest provider in the United States of high-volume videotape duplication services to corporations, publishers, and educational companies. The Company operates videotape duplication centers in areas selected because of their proximity to large corporate bases. Facilities are now located in Minneapolis, Chicago, Atlanta, Dallas, Milwaukee, Tampa, Phoenix, Denver, Portland, Raleigh and Houston. Sales offices are located in New York, Los Angeles, Seattle, Ft. Lauderdale, Orlando and St. Louis.

    In addition to video services, the Company receives thirteen percent of its total revenue from the VAUGHN PRODUCTS DIVISION which manufactures and sells gift products and collectibles to retailers in growing niche markets.

LETTER TO SHAREHOLDERS


To Our Shareholders,

    Record sales and earnings bring us to six consecutive years of growth with a compound growth rate of 23% in sales and 83% in net income from continuing operations. Results these past two years have established our Company as the leader in our industries in growth and profit. We will continue to build market share by acquiring other successful companies in markets we share and by focusing on delivering value and quality to our customers.

    This year we completed several key acquisitions that better position our Company for competition and future growth in both segments of our business. In April, 1995, our Company acquired a videotape duplicator (Centercom, Inc.) with facilities in Milwaukee, Chicago and Tampa. In January, 1996, we acquired a videotape duplicator (Advanced Audio/Video Productions, Inc.) with operations in Denver. Also in January, 1996, we acquired a gift products company (Indian Arts and Crafts, Inc.) based in Seattle. These acquisitions are the result of the Company's continuing strategy to capture market share and to serve customers through strategically placed regional offices.

    For the fiscal year ended January 31, 1996, sales increased 33% to $55,500,000 from $41,600,000 in fiscal 1995. Operating income (before interest and taxes) increased approximately 50% to $4,900,000 from $3,200,000.

COMMUNICATIONS DIVISION: Sales increased by 40% to $48,300,000 and operating income increased 53% to $4,690,000, reflecting the Company's efforts to grow sales while improving gross profit and controlling operating expenses. This year we added MPEG-2 to our video compression services, which we believe is necessary to deliver the high end needs of server-based video distribution systems and new DVD home video systems scheduled for introduction in 1996. MPEG-2 will open more markets for Vaughn's growing multimedia capabilities.

PRODUCTS DIVISION: The Products Division revenues of $7,203,000 were approximately the same as last year, reflecting flat sales for the overall retail gift business. Sales are expected to grow in fiscal 1997 by 100% as a result of the January acquisition of Indian Arts and Crafts ("IAAC"). With the acquisition of IAAC, our Products Division will be consolidated in Seattle during the third quarter of fiscal 1997. This consolidation will improve our efficiency and bring a broader range of products to all current customers nationwide.

GOING FORWARD: We see increasing opportunities to grow revenue and earnings. We continue to train and develop our people, guided by the principles of Deming Total Quality Management. In September, 1995, our Directors elected Donald Drapeau President, Chief Operating Officer and Director, expanding our organization to manage significant future growth. Our team of experienced and trained leaders at all levels of the Company is looking forward to these growth opportunities.



E. David Willette                      Donald J. Drapeau
Chairman and Chief Executive Officer   President and Chief Operating Officer
March 31, 1996

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS


Vaughn Communications, Inc. (the "Company") operates in two business segments--the Communications Division serves the corporate videotape duplication market, and the Products Division manufactures and sells gift products.

COMPARISON OF FISCAL 1996 AND FISCAL 1995 OPERATING RESULTS

In fiscal 1996 (year ended January 31, 1996), the Company completed several key acquisitions that better position the Company for competition and future growth in both segments of its business. In April, 1995, the Company acquired Centercom, Inc. ("Centercom"), a videotape duplicator with facilities in Milwaukee, Chicago and Tampa. The acquisition allowed the Company to consolidate its existing facilities in Milwaukee and Tampa and add a new facility in the Chicago market. In January, 1996, Advanced Audio/Visual Productions, Inc., a videotape duplicator with operations in Denver, was acquired. The acquisition increased the Company's presence in Denver from a sales office to a full service duplication facility. Also acquired in January was Indian Arts and Crafts, Inc., a gift products company based in Seattle. Indian Arts and Crafts' products include a line of custom-designed soft goods including T-shirts and sweatshirts sold primarily in Alaska and the Pacific Northwest. Management believes that these products and territories are complimentary to the Company's existing gift business. Management further believes that consolidation of the operations of the two businesses in Seattle will result in greater operation efficiencies. These acquisitions were treated as purchases and included in the results of operations as of their respective acquisition dates.

The Company's net sales increased 33% over fiscal 1995, from approximately $41,603,000 to approximately $55,513,000, while the gross profit margin increased to 31.8% in fiscal 1996 from 31.5% in fiscal 1995. Selling, general and administrative expenses for fiscal 1996 were up 30% over the previous year and represented 23% of net sales, down .6 percentage points from last year. Operating profit increased 50% to approximately $4,900,000 over fiscal 1995, while interest expense increased to approximately $1,300,000 in fiscal 1996, up approximately $617,000 from fiscal 1995, due primarily to increased debt associated with the acquisitions. The Company's effective income tax rate for fiscal 1996 was 41.2%, an increase of 2.9 percentage points from the comparable rate in fiscal 1995. This increase was due to the nondeductibility of goodwill amortization pertaining to the acquisition of Centercom. Net income from continuing operations increased 38% from $1,551,000 in fiscal 1995 to $2,145,000 in fiscal 1996.

The net contribution each division made to these results is discussed below.

COMMUNICATIONS DIVISION:

The Communications Division sales were up 40% from $34,400,000 in fiscal 1995 to $48,300,000 in fiscal 1996. The acquisition of Centercom, and a 16% increase in the sales from pre-existing facilities, contributed to this sales growth. The Company believes that factors which contributed to this growth--an overall increase in the videotape duplication market, improved selling efforts, and increased production capacity--will continue in the next year and that the growth in sales will continue, although there can be no assurance that such growth will be experienced at or near the levels experienced in fiscal 1996.

The gross profit margin increased to 32.5% in fiscal 1996 from 31.8% in the prior year, primarily due to a decrease in the cost of materials used in the duplication process. The decrease was due in part to the Company's importing of materials directly from overseas sources. Although the price of videotape duplication continues to decline, the Company expects to maintain its profit margins by improving efficiencies, leveraging fixed costs with increased volume, and continuing to utilize low cost providers of raw materials.

Selling, general and administrative expenses in fiscal 1996 were up 38% over fiscal 1995, and represented 23% of net sales in fiscal 1996, which is approximately the same as the prior year. The increase in selling, general and administrative expenses reflects additional expenses associated with the acquisitions previously discussed, including goodwill amortization and noncompete payments. Excluding these expenses, selling, general and administrative expense represented 22.3% of net sales.

Operating profit of approximately $4,693,000 increased 53% from the prior year and reflects the Company's efforts to grow sales while improving gross profit and controlling operating expenses.

Interest expense increased to approximately $1,185,000 for fiscal 1996, up approximately $679,000 from fiscal 1995, due primarily to increased borrowings resulting from the acquisitions. Pre-tax profit for the Communications Division was $3,565,000 in fiscal 1996, a 40% increase from the prior year.

Excluding the acquisitions, the Company spent approximately $2,200,000 on equipment and facilities to expand its production capacity. The investment was funded by long-term financing and internally generated funds. The Communications Division expects to spend approximately $1,600,000 for equipment in fiscal 1997.

PRODUCTS DIVISION:

The Products Division sales of $7,203,000 were approximately the same as the previous year. The Company's primary customers are gift shops, and management believes the flat sales reflect the overall market conditions for retail sales and not a loss of market share. Excluding the additional sales attributed to the acquisition, the Company expects modest sales growth in fiscal 1997.

The gross profit margin in fiscal 1996 decreased to 27% from 30% in fiscal 1995 due to increases in raw material costs, consisting primarily of increases in the price of leather which is the main component of the Company's manufactured product line. By the end of the year prices for leather returned to prior year levels, and management expects the gross profit margin to improve in fiscal 1997.

Selling, general and administrative expenses for fiscal 1996 were down 13% from the previous year and represented 24.5% of sales in fiscal 1996 versus 28% last year. The decrease in expenses reflects the Company's continued emphasis on cost containment and carefully managed marketing spending.

As a result of the decrease in selling, general and administrative expenses in fiscal 1996, operating profit of $172,000 remained approximately the same as the previous year. Non-operating expenses, consisting primarily of interest expense, were approximately $92,000 in fiscal 1996, compared to approximately $101,000 in fiscal 1995. Pretax profit increased 11% to $80,000 in fiscal 1996.

LIQUIDITY AND CAPITAL RESOURCES

The financial condition of the Company improved during fiscal 1996. Operations provided a strong, positive cash flow which resulted in net cash provided from operations of $3,794,000 principally due to higher net earnings and improved working capital management. The improved cash flow, combined with maintaining credit facilities, provides adequate liquidity to meet the Company's operational needs for at least the next twelve months. The Company maintained a $13,000,000 credit facility with American Bank of St. Paul, Minnesota. At January 31, 1996, the Company had approximately $4,800,000 of the facility available. Subsequent to year end, the Company entered into an amended credit facility with the bank which increased the amount of the line of credit to $17,000,000. This new agreement was entered into in anticipation of increased working capital needs associated with the acquisition of Indian Arts and Crafts.

Net cash used in investing activities for fiscal 1996 was primarily related to acquisition and capital spending. Capital expenditures increased from $2,186,000 in fiscal 1995 to $2,402,000 in fiscal 1996. Over the past several years, investment has been focused on expanding production capacity to take advantage of the growth in the videotape duplication market. The expansion has included the acquisition of competitors and investment in new capital equipment. Management plans to continue this expansion strategy and anticipates that fiscal 1997 capital expenditures will be approximately $2,000,000 while continuing to look for acquisition candidates. No definitive agreements have been reached regarding any such acquisitions.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

COMPARISON OF FISCAL 1995 AND 1994 OPERATING RESULTS

During fiscal year ended January 31, 1995 Vaughn Communications, Inc. (the "Company") continued the implementation of its strategy which includes continued growth of its videotape duplication business, a commitment to a quality program to improve efficiencies in recognition of the realities of the business environment of the 1990's and beyond, and the continued assessment of the Company's operating units to assure they conform to the Company's long-term focus. In March 1994 the Company sold the display products business which no longer met the Company's long-term strategic direction. The sale of this business unit has been treated as a discontinued operation, and prior years' financial information has been restated to reflect this treatment. As a result, Vaughn's fiscal 1995 earnings totaled $2,044,000 or $.63 per common share. This was 191% greater than 1994 earnings of $1,198,000 or $.38 per share. On a continuing operations basis, fiscal 1995 earnings were $1,551,000 or 38% greater than the previous year.

Revenues from continuing operations increased from $32,275,000 in fiscal 1994 to $41,603,000 in fiscal 1995, a 29% increase, while gross margins remained at 31.5%. Operating expenses as a percent of sales decreased from 24.5% in fiscal 1994 to 23.6% in fiscal 1995. Other expenses (primarily interest) increased by $230,000 from the previous year and are attributable to the increases in the prime lending rate and increased borrowings.

COMMUNICATIONS DIVISION:

The Communications Division's net revenues of $34,402,000 in fiscal 1995 were a 30% increase from the previous year's $26,406,000. The Company believes that important factors affecting revenue growth have been an overall increase in the videotape duplication market, the Company's increased production capacity, and improved selling efforts. For these reasons the Company expects the revenue growth to continue in fiscal 1996.

Gross margins as a percentage of sales decreased slightly from 32.9% in fiscal 1994 to 31.8% in fiscal 1995. Gross profit increased 26% on the higher volume to $10,937,000 for fiscal 1995, up from $8,685,000 in fiscal 1994. The decrease in percentage margins is due to declining video unit prices, partially offset by reduced material costs.

Operating expenses as a percentage of net sales declined in fiscal 1995 to 23% from 24.5% in fiscal 1994. However, operating expenses increased 23% to $7,955,000 in fiscal 1995 as compared to $6,478,000 the previous year. This increase was the result of (i) increased sales, customer service and administrative labor to support higher sales volume ($600,000); (ii) increased rent ($230,000) associated with expanded operations; and increases in other categories associated with the record sales volume.

Income from operations increased 35% to $2,982,000 in fiscal 1995. The factors which contributed to the improvement included the increase in sales volume, and the continued improvements in the leveraging of fixed operating expenses. Offsetting these factors was the decrease in the gross margin percentage.

The Division had non-operating expenses of $506,000 in fiscal 1995 compared to $302,000 in the previous year due primarily to additional debt to fund the growth and increases in the prime lending rate. For fiscal 1995, the Communications Division had pre-tax income of $2,476,000 compared to $1,905,000 last year.

The additional sales volume required additional investment in production equipment. For the year, the Communications Division invested approximately $2,000,000 in new equipment and facilities which was funded by long-term financing and internally generated funds. The Division plans to spend $1,800,000 for equipment in fiscal 1996.

PRODUCTS DIVISION:

Sales from continuing operations in the Products Division increased 23% from $5,869,000 in fiscal 1994 to $7,201,000 in fiscal 1995. The increase was attributable to an increase in the product offerings and improved sales efforts.

Gross margins as a percentage of sales improved from 25.8% in the prior year to 30% in fiscal 1995. Gross profit increased 40% on the higher volume to $2,167,000, up from $1,516,000 in fiscal 1994. The improvement was due primarily to improved operating efficiencies which reduced labor costs, and a shift in product mix to higher margin products.

Operating expenses for fiscal 1995 increased 48% to $2,021,000 from $1,367,000 in 1994. As a percentage of net sales, operating expenses increased from 23% in fiscal 1994 to 28% in fiscal 1995. The major factor in the $654,000 increase was approximately $435,000 of operating expenses such as rent, insurance, executive salaries and data processing costs which were allocated on an ongoing basis to the remaining operations of the Products Division after the sale of the display business (see following discussion). Excluding these costs, operating expenses increased 16%, and was attributable to the higher costs needed to support the increased sales volume.

Income from operations decreased slightly to $136,000 in 1995 from $148,000 in 1994. Excluding the reallocated operating costs, operating income would have increased 292% to $432,000. This performance was due to the increased volume and the improvement in gross margins.

Non-operating expenses, consisting primarily of interest expense were $64,000 in fiscal 1995, compared to $8,000 in fiscal 1994. The increase was due to higher interest rates, increased borrowings, and the inclusion of an $11,000 gain on the sale of equipment in fiscal 1994. Pre-tax income decreased from $140,000 in fiscal 1994 to $72,000 in fiscal 1995.

DISCONTINUED OPERATIONS:

The discontinued operations are the result of the Company's sale of the assets and operations of the operating unit involved in the manufacture and sale of flag, float and display products. The sale was completed March 1, 1994. The net gain on the sale of the assets was approximately $554,000. The tax liability on this gain is expected to be fully offset by capital loss carryforwards the Company has available.

SELECTED FINANCIAL DATA FROM CONTINUING OPERATIONS (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                             Year Ended January 31
                                  1996      1995      1994      1993      1992
                                  ----      ----      ----      ----      ----
STATEMENT OF OPERATIONS DATA:
  Net sales. . . . . . . . .   $55,513   $41,603   $32,275   $24,589   $19,978
  Cost of goods sold . . . .    37,887    28,528    22,074    16,730    13,252
                               -------   -------   -------   -------   -------
  Gross profit . . . . . . .    17,626    13,075    10,201     7,859     6,726
  Operating expenses . . . .    12,761     9,828     7,905     6,351     5,489
                               -------   -------   -------   -------   -------
  Operating income . . . . .     4,865     3,247     2,296     1,508     1,237
  Interest expense . . . . .    (1,286)     (669)     (529)     (410)     (562)
  Other income (expense) . .        66       (67)       24        69        98
                               -------   -------   -------   -------   -------
  Income from continuing
    operations before
    income taxes . . . . . .     3,645     2,511     1,791     1,167       773
  Income taxes . . . . . . .     1,500       960       667       366       297
                               -------   -------   -------   -------   -------

  Income from continuing
    operations . . . . . . .     2,145     1,551     1,124       801       476
  Income from
   discontinued operations .         -       493        74       175       279
                               -------   -------   -------   -------   -------
  Net income . . . . . . . .   $ 2,145   $ 2,044   $ 1,198   $   976   $   755
                               -------   -------   -------   -------   -------
                               -------   -------   -------   -------   -------

  Net income per common share:
    Continuing operations. . $     .61 $     .48 $     .36  $    .27  $    .16
    Discontinued operations.         -       .15       .02       .06       .10
                               -------   -------   -------   -------   -------
                             $     .61 $     .63 $     .38  $    .33  $    .26
                               -------   -------   -------   -------   -------
                               -------   -------   -------   -------   -------

  Weighted average common
    and common equivalent
    shares outstanding . . .     3,512     3,253     3,183     2,970     2,898



                                                    January 31
                                  1996      1995      1994      1993      1992
                                  ----      ----      ----      ----      ----
BALANCE SHEET DATA
  Working capital. . . . . .  $  7,648  $  4,008  $  2,455  $  2,949  $  2,721
  Total assets . . . . . . .    31,475    21,256    18,968    12,474    10,234
  Long-term obligations
    (excluding current
    portion) . . . . . . . .     7,527     3,283     3,580     3,103     2,865
  Total liabilities. . . . .    18,145    12,836    12,793     7,583     6,362
  Total stockholders' equity    13,330     8,420     6,175     4,891     3,872


Consolidated Balance Sheets

                                                              JANUARY 31
                                                         1996           1995
                                                   -----------------------------
ASSETS
Current assets:
  Trade receivables, less allowance of $556,000
    and $500,000, respectively                     $  9,411,016   $  7,287,924
  Other receivables                                     182,325        123,557
  Inventories                                         7,693,007      5,762,279
  Deferred income taxes                                 113,191        229,523
  Prepaid expenses and other current assets             741,458        120,265
  Income taxes receivable                                98,799         16,073
                                                   -----------------------------
Total current assets                                 18,239,796     13,539,621

Property, plant and equipment:
  Land                                                   48,424         48,424
  Buildings and improvements                          2,452,467      2,226,648
  Machinery and equipment                            18,018,564     13,842,391
                                                   -----------------------------
                                                     20,519,455     16,117,463
  Less accumulated depreciation                     (12,251,552)    (9,650,652)
                                                   -----------------------------
                                                      8,267,903      6,466,811
Intangible assets, net of accumulated amortization
  of $312,000 and $121,000, respectively              3,827,559         98,144
Long-term receivable                                    691,558        850,466
Other                                                   447,719        301,329

                                                   -----------------------------
                                                    $31,474,535    $21,256,371
                                                   -----------------------------
                                                   -----------------------------


                                                              JANUARY 31
                                                         1996           1995
                                                   -----------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Note payable to bank under credit facility       $  3,632,907   $  4,691,699
  Accounts payable                                    2,572,849      2,440,566
  Salaries, wages and payroll taxes                     512,906        302,123
  Income taxes payable                                  197,026              -
  Other                                                 897,842        736,084
  Current portion of long-term debt and capital
    lease obligations                                 2,778,552      1,361,486
                                                   -----------------------------
Total current liabilities                            10,592,082      9,531,958

Long-term debt, net of current maturities             6,233,482      2,173,662
Capital lease obligations, net of current portion     1,293,545      1,109,130
Deferred income taxes                                    25,326         21,178

SHAREHOLDERS' EQUITY
Common Stock, par value $.10 per share:
  Authorized shares--20,000,000
  Issued and outstanding shares--3,297,466 and
    2,832,298, respectively                             329,747        283,230
Additional paid-in capital                            6,294,401      3,576,020
Retained earnings                                     6,705,952      4,561,193
                                                   -----------------------------
Total shareholders' equity                           13,330,100      8,420,443
                                                   -----------------------------
                                                    $31,474,535    $21,256,371
                                                   -----------------------------
                                                   -----------------------------


SEE ACCOMPANYING NOTES.

Consolidated Statements of Income


                                                  YEAR ENDED JANUARY 31
                                            1996          1995          1994
                                       -----------------------------------------
Net sales                              $55,512,872   $41,603,183   $32,274,895
Cost of goods sold                      37,887,127    28,528,380    22,074,183
                                       -----------------------------------------
Gross profit                            17,625,745    13,074,803    10,200,712

Selling, general and administrative
  expenses                              12,760,921     9,828,058     7,904,539
                                       -----------------------------------------
Income from operations                   4,864,824     3,246,745     2,296,173

Other income (expense):
  Interest income                           36,384        31,646         4,594
  Interest expense                      (1,286,449)     (669,027)     (529,008)
  Other                                     30,000       (98,056)       19,116
                                       -----------------------------------------
Income from continuing operations
  before income taxes                    3,644,759     2,511,308     1,790,875
Income taxes                             1,500,000       960,000       666,500
                                       -----------------------------------------
Net income from continuing
  operations                             2,144,759     1,551,308     1,124,375
Income (loss) from discontinued
  operations net of taxes                        -       (61,915)       73,289
Gain on sale of display operations               -       554,266             -
                                       -----------------------------------------
Net income                             $ 2,144,759   $ 2,043,659   $ 1,197,664
                                       -----------------------------------------
                                       -----------------------------------------

Net income per common share:
  Primary:
    Continuing operations                     $.62          $.48          $.37
    Discontinued operations                      -           .15           .02
                                       -----------------------------------------
                                              $.62          $.63          $.39
                                       -----------------------------------------
                                       -----------------------------------------
  Fully diluted:
    Continuing operations                     $.61          $.48          $.36
    Discontinued operations                      -           .15           .02
                                       -----------------------------------------
                                              $.61          $.63          $.38
                                       -----------------------------------------
                                       -----------------------------------------


SEE ACCOMPANYING NOTES.

Consolidated Statement of Shareholders' Equity


                                              COMMON STOCK         ADDITIONAL
                                        ------------------------    PAID-IN     RETAINED
                                           SHARES       AMOUNT      CAPITAL     EARNINGS       TOTAL
                                        ---------------------------------------------------------------
Balance at January 31, 1993             2,537,864     $253,786   $3,317,395   $1,319,870  $ 4,891,051
 Stock options exercised                  232,702       23,270      163,905            -      187,175
 Common Stock received as
  partial consideration of
  stock options exercised                 (21,158)      (2,115)     (98,385)           -     (100,500)
 Net income                                     -            -            -    1,197,664    1,197,664
                                        ---------------------------------------------------------------
Balance at January 31, 1994             2,749,408      274,941    3,382,915    2,517,534    6,175,390
 Stock options exercised                   82,890        8,289       91,042            -       99,331
 Tax benefit on stock options
  exercised                                     -            -      102,063            -      102,063
 Net income                                     -            -            -    2,043,659    2,043,659
                                        ---------------------------------------------------------------
Balance at January 31, 1995             2,832,298      283,230    3,576,020    4,561,193    8,420,443
 Common Stock issued                      325,138       32,514    2,387,486            -    2,420,000
 Stock options exercised                  148,965       14,897      175,041            -      189,938
 Common Stock received as
  partial consideration of
  stock options exercised                  (8,935)        (894)     (62,520)           -      (63,414)
 Tax benefit on stock options
  exercised                                     -            -      218,374            -      218,374
 Net income                                     -            -            -    2,144,759    2,144,759
                                        ---------------------------------------------------------------
Balance at January 31, 1996             3,297,466     $329,747   $6,294,401   $6,705,952  $13,330,100
                                        ---------------------------------------------------------------
                                        ---------------------------------------------------------------


SEE ACCOMPANYING NOTES.

Consolidated Statements of Cash Flows


                                                               YEAR ENDED JANUARY 31
                                                         1996           1995           1994
                                                      ------------------------------------------
OPERATING ACTIVITIES
Net income                                            $2,144,759     $2,043,659     $1,197,664
Adjustments to reconcile net income to net cash
 provided by (used in) operating activities:
  Less gain on sale of display business                        -       (554,266)             -
  Amortization                                           190,767          5,478         20,656
  Depreciation                                         2,759,491      2,134,679      1,677,855
  Deferred income taxes                                  168,639         99,479       (183,000)
  Changes in operating assets and liabilities:
    Receivables                                         (470,498)    (1,407,187)    (2,001,098)
    Inventories                                          118,170     (1,331,234)    (2,209,340)
    Income taxes                                         399,436       (461,777)       130,556
    Prepaid expenses and other current assets            (98,262)        31,552        (61,547)
    Accounts payable                                  (1,160,755)      (716,195)     1,223,010
    Salaries, wages and payroll taxes                   (111,753)        71,437        (95,548)
    Other liabilities                                   (146,108)      (471,043)       338,404
                                                      ------------------------------------------
Net cash provided by (used in) operating activities    3,793,886       (555,418)        37,612

INVESTING ACTIVITIES
Purchases of businesses, less cash acquired           (4,355,010)             -              -
Additions to property, plant and equipment            (2,238,441)    (1,983,862)    (2,688,469)
Long-term receivables                                    158,908         75,956        (15,630)
Net carrying amount of property disposals                  5,938        119,235          1,935
Cash proceeds from sale of display business                    -        800,000              -
Other                                                     18,992        (48,921)      (154,714)
                                                      ------------------------------------------
Net cash used in investing activities                 (6,409,613)    (1,037,592)    (2,856,878)

FINANCING ACTIVITIES
Increase in long-term debt                             5,000,000        135,000        661,000
Proceeds from sale of Common Stock under
 option plans                                            126,524         99,331         86,675
Repayments of long-term debt and capital leases       (2,640,702)    (1,376,027)    (1,071,087)
(Repayments) borrowings under revolver                (1,058,792)     1,765,724      2,925,975
Lease financing of equipment                           1,188,697        968,982        216,703
                                                      ------------------------------------------
Net cash provided by financing activities              2,615,727      1,593,010      2,819,266
                                                      ------------------------------------------

Change in cash and cash equivalents                            -              -              -
Cash and cash equivalents at beginning of year                 -              -              -
                                                      ------------------------------------------
Cash and cash equivalents at end of year              $        -     $        -     $        -
                                                      ------------------------------------------
                                                      ------------------------------------------



                                                                  YEAR ENDED JANUARY 31
                                                           1996           1995           1994
                                                      ------------------------------------------
Supplemental schedule of non-cash investing and
 financing activities:
  Capital lease of equipment                          $  163,488     $  202,528     $  988,004


SEE ACCOMPANYING NOTES.

1. SIGNIFICANT ACCOUNTING POLICIES

BUSINESS ACTIVITY

Vaughn Communications, Inc. is one of the largest providers in the United States of high volume videotape duplication services to corporations, publishers and educational companies located in the United States. The Company operates videotape duplication centers throughout the country in areas selected because of their proximity to large corporate bases. In addition to video services, the Company receives approximately 13% of its total revenue from the manufacture and sale of gift products to retailers in niche markets. Additional information on the Company's operations by segment are included in Note 9 to the financial statements.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements included the accounts of the Company and all of its majority-owned subsidiaries after elimination of all significant intercompany accounts, transactions and profits.

INVENTORIES

Inventories are valued at the lower of average cost (first-in, first-out method) or market.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment is stated on the basis of cost. Assets are depreciated using the straight-line and declining balance methods. The carrying value of property, plant and equipment is assessed annually and/or when factors indicating an impairment are present.

INTANGIBLE ASSETS

The excess of purchase price over the fair value of net assets of businesses acquired is being amortized over periods of 10 to 40 years using the straight-line method. The carrying value of intangible assets are assessed annually and/or when factors indicating impairment are present.

INCOME TAXES

The Company records income taxes in accordance with SFAS No. 109, Accounting for Income Taxes. This statement requires the use of the asset and liability method of accounting for income taxes. Deferred taxes are recognized for the estimated taxes ultimately payable or recoverable based on enacted tax law. Changes in enacted tax rates are reflected in the tax provision as they occur.

NET INCOME PER COMMON SHARE

Net income per common share is based on the weighted average number of shares of Common Stock outstanding during each year including the effect of dilutive outstanding Common Stock equivalents.

STATEMENT OF CASH FLOWS

For purposes of the statement of cash flows, the Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

STOCK-BASED COMPENSATION

The Company follows Accounting Principles Board Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES, (APB 25) and related interpretations in accounting for its employee stock options. Under APB 25, when the exercise price of employee stock options equals the market price of the underlying stock on the date of the grant, no compensation expense is recognized.

RECLASSIFICATIONS

Certain 1995 and 1994 amounts have been reclassified to conform to the current year's presentation.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. INVENTORIES

The components of inventories were as follows at January 31:


                                                          1996         1995
                                                      -------------------------
 Raw material                                         $2,329,560   $1,378,811
 Finished goods                                        5,363,447    4,383,468
                                                      -------------------------
                                                      $7,693,007   $5,762,279
                                                      -------------------------
                                                      -------------------------


3. NOTE PAYABLE TO BANK

Borrowings under the note payable to bank in fiscal 1995 were due on demand with interest payable monthly at .25% over prime (8.75% at January 31, 1995). Advances under this note are at the sole discretion of the bank and are limited to the lesser of $6,500,000 less the sum of the outstanding principal amounts on any term notes payable to the bank, or the collateral value of receivables and inventory. All the Company's assets except real estate and fixtures thereon have been pledged to secure this indebtedness.

Effective March 31, 1995, the Company entered into a $13,000,000 revolving credit facility, which amends the previous credit facility. Advances under the credit facility are limited to the lesser of $13,000,000 less the sum of the outstanding principal amounts on any term notes payable to the bank, or the collateral value of receivables and inventory. The revolving credit facility accrues interest at a rate equal to the prime rate. Interest on the credit facility is payable monthly. All of the Company's assets except real estate and fixtures have been pledged to secure this indebtedness. This facility expires on May 31, 1996.

Pursuant to the loan agreement, the Company is required, among other things, to maintain minimum levels of net worth, pretax profit, ratio of current assets to current liabilities and ratio of debt to net worth. The Company is required to receive approval from the bank prior to incurring or assuming any indebtedness not in the ordinary course of business, paying any dividends or redeeming its capital stock, entering into any transactions of merger, consolidation or liquidation, or making loans or investments in another business.

On February 1, 1996, the Company entered into a new $17,000,000 credit facility with its bank, which amends the previous credit facility. The agreement provides term financing to fund acquisitions (including the Centercom acquisition) and equipment purchases, and a revolving credit facility to be used to finance working capital. The interest rate on the term debt is .25% over the prime rate, while the interest rate on the revolving debt is at the prime rate.

4. LONG-TERM DEBT

Long-term debt consists of the following at January 31:


                                                             1996        1995
                                                        ------------------------
 Term note payable to bank under credit facility in
  20 quarterly installments of $250,000, secured by all
  the Company's assets except real estate and fixtures
  thereon. Interest is payable monthly at 1/4% over
  prime (8.75% on January 31, 1996).                    $4,250,000  $        -

 First mortgage loan on land and building secured by
  properties having a net book value of $697,185 at
  January 31, 1996.                                      1,406,759   1,446,298

 Term note payable to bank in 36 monthly installments of
  $23,611, secured by all the Company's assets except
  real estate and fixtures thereon. Interest is payable
  at 1/2% over prime (9% on January 31, 1996).
                                                           613,889           -

                                                             1996        1995
                                                        ------------------------

 Notes payable to Indian Arts and Crafts, Inc. Interest
  on both notes is payable annually on the first
  anniversary date at 8.5%. Notes are secured by assets
  having a net book value of $1,607,800 at January 31, 1996.
    Note I is payable in 3 annual installments of $83,333
     plus accrued interest beginning January 31, 1997.
    Note II is payable in seven annual installments of   $ 250,000  $        -
     $107,143 plus accrued interest beginning
     January 31, 1997.
                                                           750,000           -

 Term note payable to bank in 48 monthly installments of
  $10,125. Interest is payable at 1/2% over prime (9%
  at January 31, 1996). Secured by assets having a net
  book value of $135,000 at January 31, 1996.              212,625     344,250

 Note payable to Central Life Assurance Company
  payable in annual installments of $40,000, with the
  remaining balance due February 1, 1997. Interest is
  payable monthly at 9.5%.                                 200,000     240,000


                                          19


4.  LONG-TERM DEBT (CONTINUED)

 Note payable to Cranberry Novelty Manufacturing Inc.
  payable in 10 annual installments of $17,500. Interest
  is payable annually at the prime rate (8.5% at
  January 31, 1996).                                       122,500     140,000

 Note payable to shareholders of Teknifilm, Inc. payable
  in annual installments of $54,077, with the remaining
  balance due January 1, 1997. Interest is payable
  quarterly at 9.0%. Note is secured by equipment
  having a net book value of $275,650 at January 31,
  1996.                                                    108,153     162,229

                                                             1996        1995
                                                        ------------------------
Note payable to Advanced Audio/Video Productions,
  Inc., payable in 3 annual installments of $33,333
  plus accrued interest commencing January 5, 1997.
  Interest is payable annually at the prime rate on
  the anniversary date (8.5% on January 5, 1996).
  Secured by certain assets.                            $  100,000  $        -

 Note payable to I. Michael Kasser for building
  improvements in 24 monthly installments of
  $6,106. Interest is payable at 8%.                        40,700     113,968

 Term note payable to bank in 48 monthly installments
  of $8,605. Interest is payable monthly at 1/2% over
  prime (9% at January 31, 1996). Secured by assets
  having a net book value of $10,300 at January 31,
  1996.                                                      8,565     111,825

 Term note payable to bank in 36 monthly installments
  of $12,806. Interest is payable monthly
  at 1/2% over prime.                                            -     153,656
                                                        ------------------------
                                                         8,063,191   2,712,226
Current portion                                         (1,829,709)   (538,564)
                                                        ------------------------
                                                        $6,233,482  $2,173,662
                                                        ------------------------
                                                        ------------------------


Pursuant to the terms of the mortgage agreement, the Company in 1994 renewed the mortgage for three years at an interest rate of 8.125%. It is payable in monthly installments with the balance payable in full on March 1, 1997. The mortgage may be prepaid in whole at any time subject to a prepayment premium. The interest rate is subject to a 4% increase in certain events of default.

Required annual principal payments on long-term debt are as follows for years ending January 31: 1997--$1,829,709; 1998--$3,196,377; 1999--$1,288,533;
2000--$1,124,644; 2001--$374,643; thereafter--$249,285.

Interest paid approximated interest expense for 1994, 1995 and 1996.

5. LEASES

The Company leases various types of equipment under long-term lease agreements classified as capital leases. Property, plant and equipment includes the following leased property:


                                                          JANUARY 31
                                                     1996           1995
                                                 ---------------------------
 Equipment                                        $4,454,000     $3,102,000
 Less accumulated amortization                    (2,020,000)    (1,099,000)
                                                 ---------------------------
                                                  $2,434,000     $2,003,000
                                                 ---------------------------
                                                 ---------------------------

Amortization of leased assets is included in depreciation and amortization expense.

The Company leases certain facilities, equipment and autos under noncancelable operating lease agreements with initial lease terms in excess of one year. Rent expense from these operating leases was $977,306, $723,766 and $542,411 in 1996, 1995 and 1994, respectively.

5. LEASES (CONTINUED)

Future minimum payments under capital leases and noncancelable operating leases with initial terms of one year or more consisted of the following at January 31, 1996:


                                                    CAPITAL       OPERATING
                                                    LEASES         LEASES
                                                 ---------------------------
 Year ending January 31:
   1997                                           $1,101,300     $1,197,917
   1998                                              925,589      1,151,113
   1999                                              421,284      1,080,785
   2000                                               99,132        695,301
   2001                                                    -        218,954
   Thereafter                                              -        830,100
                                                 ---------------------------
 Total minimum lease payments                      2,547,305     $5,174,170
                                                                ------------
                                                                ------------
 Amount representing interest                       (304,917)
                                                 ------------
 Present value of net minimum lease payments       2,242,388
 Current portion                                    (948,843)
                                                 ------------
 Long-term capital lease obligations              $1,293,545
                                                 ------------
                                                 ------------

6. STOCK OPTIONS

Under the terms of the Company's stock option plans, 249,897 shares of Common Stock were reserved at January 31, 1996 for issuance or grant to officers, directors and employees at prices ranging from 85% to 110% of fair market value at the date of grant. The options granted are determined by the Compensation Committee. Options granted are usually exercisable at any time after grant, except for those granted under the Company-wide stock option plan, which vest over a four-year period. The options generally expire after five years.

A summary of outstanding options and shares reserved under the plans is as follows:


                                    SHARES
                                   RESERVED       OPTIONS           PRICE PER
                                   FOR GRANT    OUTSTANDING           SHARE
                                 ----------------------------------------------
 Balance January 31, 1994            208,486        806,233      $ .50 to $4.13
   Options exercised                       -        (82,888)       .50 to  5.38
   Options granted                   (71,058)        71,058       5.38 to  6.25
   Terminated/expired                 36,181        (36,181)       .50 to  5.63
                                  --------------------------
 Balance January 31, 1995            173,609        758,222        .50 to  6.25
   Adoption of new plan              200,000              -
   Options exercised                       -       (148,869)       .50 TO  6.88
   Options granted                  (125,206)       125,206       5.84 TO  8.38
   Terminated/expired                  1,494         (1,494)       .50 TO  6.88
                                  --------------------------
 Balance January 31, 1996            249,897        733,065       $.50 TO $8.38
                                  --------------------------
                                  --------------------------


                                                    OPTIONS         PRICE PER
                                                  OUTSTANDING         SHARE
                                                 -------------------------------
 Exercisable at January 31:
   1996                                             614,372       $.50 to $8.38
   1995                                             657,230       $.50 to $5.63


7. INCOME TAXES

The provision for federal and state income tax expense from continuing operations was as follows:


                                                 YEAR ENDED JANUARY 31
                                          1996           1995            1994
                                      ------------------------------------------
 Current:
   Federal                             $1,109,300    $   875,000       $717,300
   State                                  222,000        163,000        132,200
                                      ------------------------------------------
                                        1,331,300      1,038,000        849,500
 Capital loss carryforward                      -       (213,000)             -
 Deferred                                 168,700        135,000       (183,000)
                                      ------------------------------------------
                                       $1,500,000    $   960,000       $666,500
                                      ------------------------------------------
                                      ------------------------------------------

Discontinued operations in fiscal 1995 resulted in $35,000 of tax benefit. The tax benefit arose from a $36,000 reduction in deferred taxes and $1,000 of current federal tax expense.

The components of the deferred tax assets and liabilities at year-end were:


                                                          YEAR ENDED JANUARY 31
                                                           1996           1995
                                                        -------------------------
 Deferred tax assets:
   Net capital loss carryforwards                        $      -       $118,900
   Inventory reserves                                     318,800        231,800
   Bad debt expense                                       212,100        198,200
   Additional tax cost of inventory                        75,200         81,300
   Non-deductible reserves                                  8,200         78,200
                                                        -------------------------
                                                          614,300        708,400
 Deferred tax liabilities:
   Rental equipment depreciation                         (501,100)      (360,000)
   Accumulated depreciation                               (25,300)       (21,200)
                                                        -------------------------
                                                         (526,400)      (381,200)
                                                        -------------------------
 Net deferred tax assets                                   87,900        327,200
 Valuation allowance                                            -       (118,900)
                                                        -------------------------
                                                         $ 87,900       $208,300
                                                        -------------------------
                                                        -------------------------

The difference between total income tax expense and the amount computed by applying the statutory federal income tax rate to income before income taxes was as follows:


                                                                 YEAR ENDED JANUARY 31
                                                          1996           1995            1994
                                                      ------------------------------------------
 Taxes at statutory rate of 34%                        $1,239,200     $1,009,300       $648,600
 State income taxes, net of federal tax benefit           162,400        116,100         78,600
 Intangible amortization                                   64,600          5,500          5,500
 Realization of capital loss carryforward                       -       (213,000)             -
 Impact of adopting Statement No. 109                           -              -        (50,000)
 Other                                                     33,800          7,100         27,300
                                                      ------------------------------------------
                                                        1,500,000        925,000        710,000
 Benefit (expense) allocated to discontinued
  operations                                                    -         35,000        (43,500)
                                                      ------------------------------------------
                                                       $1,500,000     $  960,000       $666,500
                                                      ------------------------------------------
                                                      ------------------------------------------

The Company paid income taxes of $938,000 $1,288,000 and $779,000 in 1996, 1995 and 1994, respectively.

The Company had capital loss carryforwards of approximately $300,000 at January 31, 1995 which expired at January 31, 1996.

8. RELATED PARTY TRANSACTION

Pursuant to a Stock Put Redemption Agreement between the Company and its Chief Executive Officer ("CEO") dated August 27, 1986, as amended June 24, 1992, the Company has agreed to redeem shares of Common Stock having a value of up to $1,500,000 from the CEO's estate, following his death or, unless the Board determines that such redemption is not in the best interest of the Company, from the CEO upon any entity acquiring beneficial ownership of in excess of 20% of the Company without Board approval. The put options to require or request redemption by the Company can be exercised any time up to one year after the date of the event giving rise to the option. The per share redemption price, in the event of death, will be the greater of the fair market value or book value of the Common Stock. The per share redemption price in event of change in control will be the greater of fair market value, the highest price paid by the new controlling shareholder, or a multiple of ten times net pretax earnings per share. Any redemption from the CEO's estate will be paid out of the proceeds of $1,500,000 of term life insurance which the Company carries on the CEO's life.

9. INDUSTRY SEGMENTS

The Company operates within two industry segments. Vaughn Communications Division is engaged in video tape duplication and rental of video equipment. The Vaughn Products Division is engaged in the manufacture and/or sale of souvenirs, gifts and leather products.


                                                            YEAR ENDED JANUARY 31
                                                     1996           1995           1994
                                                -------------------------------------------
Net sales from continuing operations:
 Communications Division                        $48,309,408    $34,402,174    $26,406,260
 Products Division                                7,203,464      7,201,009      5,868,635
                                                -------------------------------------------
Total sales                                     $55,512,872    $41,603,183    $32,274,895
                                                -------------------------------------------
                                                -------------------------------------------

Operating profit from continuing
 operations:
  Communications Division                       $ 4,693,052    $ 3,073,591    $ 2,304,460
  Products Division                                 171,772        173,154         (8,287)
                                                -------------------------------------------
Total operating profit                            4,864,824      3,246,745      2,296,173

Interest expense, net of interest income         (1,250,065)      (637,381)      (524,414)
Other income (expense)                               30,000        (98,056)        19,116
                                                -------------------------------------------
Income from continuing operations
 before income taxes                            $ 3,644,759    $ 2,511,308    $ 1,790,875
                                                -------------------------------------------
                                                -------------------------------------------

Identifiable assets:
 Communications Division                        $25,035,622    $17,395,929    $13,523,705
 Products Division                                6,438,913      3,860,442      5,444,665
                                                -------------------------------------------
Total assets                                    $31,474,535    $21,256,371    $18,968,370
                                                -------------------------------------------
                                                -------------------------------------------

Depreciation and amortization:
 Communications Division                        $ 2,876,081    $ 2,038,903    $ 1,494,073
 Products Division                                   74,177        101,254        204,438
                                                -------------------------------------------
Total                                           $ 2,950,258    $ 2,140,157    $ 1,698,511
                                                -------------------------------------------
                                                -------------------------------------------

Capital expenditures:
 Communications Division                        $ 2,351,440    $ 2,132,042    $ 3,098,759
 Products Division                                   50,489         54,347        577,714
                                                -------------------------------------------
Total                                           $ 2,401,929    $ 2,186,389    $ 3,676,473
                                                -------------------------------------------
                                                -------------------------------------------


10. ACQUISITIONS

On April 4, 1995, the Company completed the acquisition of all the capital stock of Centercom, Inc. and Centercom South, Inc. (collectively "Centercom"), a videotape duplicator with facilities in Milwaukee, Wisconsin; Chicago, Illinois; and Tampa, Florida. The effective date of acquisition was April 1, 1995, and was accounted for by the purchase method of the accounting and, accordingly, results from operations have been included in the consolidated financial statements from April 1, 1995.

The purchase price was $6,420,000 including $5,250,000 of cash and 180,000 shares of Vaughn Communications, Inc. common stock valued at $1,170,000. In addition, the selling shareholders of Centercom collectively will be paid $200,000 a year for seven years under non-compete and consulting agreements. Goodwill recorded in this transaction will be amortized over 15 years using the straight-line method.

On January 1, 1996, the Company completed the acquisition of substantially all of the assets of Advanced Audio/Video Productions, Inc., a video tape duplicator located in Denver, Colorado. The acquisition has been accounted for by the purchase method of accounting, and the consolidated statement of income for the year ended January 31, 1996 includes the results of Advanced Audio/Video from January 1, 1996.

The purchase price was approximately $282,000 including a cash payment by the Company of approximately $182,000 and long-term debt to the seller of $100,000. (See Note 4 for description of long-term debt.) Goodwill recorded in this transaction will be amortized over 15 years using the straight-line method.

On January 31, 1996, the Company acquired the assets and assumed certain liabilities of Indian Arts and Crafts, Inc., a gift products business located in Seattle, Washington. The acquisition has been accounted for by the purchase method of accounting, and the consolidated financial statements for the year ended January 31, 1996 reflect the purchase of the business, but do not include any results from operations since the transaction was completed on the last day of the fiscal year.

The purchase price was approximately $2,332,000 including approximately $82,000 of cash, 145,138 shares of Vaughn Communications, Inc. common stock valued at $1,250,000, and long-term debt to the seller of $1,000,000. (See Note 4 for description of long-term debt.) Goodwill recorded in this transaction will be amortized over 10 years using the straight-line method.

The pro forma unaudited results of operations, assuming consummation of all acquisitions as of February 1, 1994, are as follows:


                                                     YEAR ENDED JANUARY 31
                                                       1996         1995
                                                  --------------------------
 Sales                                            $66,070,000  $60,285,000
 Income from continuing operations                  2,424,000    2,140,000
 Net income                                         2,424,000    2,632,000
 Income per common share:
  Continuing operations                               $.66         $.60
  Discontinued operations                               -           .14
                                                  --------------------------
                                                      $.66         $.74


11. DISCONTINUED OPERATIONS

On March 1, 1994, the Company sold the assets and operations of the operating unit of the Company involved in the manufacture and sale of flags, float and display products. The non-contingent selling price of $1,500,000 included cash of $800,000 and a note receivable of $700,000. The gain on the sale was approximately $550,000 and added $.15 to the fiscal 1995 earnings per share. Prior years have been restated to include the Company s former display business as discontinued operations.

12. FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of the Company's financial instruments as of January 31, 1996 approximated their fair value.

                            Report of Independent Auditors

The Shareholders and Board of Directors
Vaughn Communications, Inc.

We have audited the accompanying consolidated balance sheets of Vaughn Communications, Inc. and subsidiaries as of January 31, 1996 and 1995, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended January 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Vaughn Communications, Inc. and subsidiaries at January 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended January 31, 1996, in conformity with generally accepted accounting principles.


Minneapolis, Minnesota
March 20, 1996

BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

    BOARD OF DIRECTORS

      E. DAVID WILLETTE, Chairman and Chief Executive Officer.  Age 60

      WILLIAM D. SMITH, JR., Chief Operating/Financial Officer, Viromed
         Laboratories, Inc. (laboratory testing and products).  Age: 45

      R. F. HEEGAARD, Chairman, Homestyles Publishing and Marketing, (magazine publishing), Minneapolis, Minnesota. Age: 69

      LAURENCE F. LEJEUNE, President, LeJeune Investment Co.
         (diversified investments) Minneapolis, Minnesota.  Age: 59

      HAROLD G. WAHLQUIST, President and Chief Executive Officer, First
         Community Bank Group, Inc. (a bank holding company), Minneapolis, Minnesota. Age: 57

      MICHAEL R. SILL, Chief Executive Officer, Road Machinery & Supplies Co.
         (distribution of construction equipment and services), Savage, Minnesota. Age: 64

      RODNEY P. BURWELL, Chairman of the Board, Xerxes Corporation
         (manufacturer of fiberglass underground fuel storage tanks), Minneapolis, Minnesota. Age: 57

      ROBERT HARMON, Retired Former President, Centercom, Inc.,
         Milwaukee, Wisconsin.  Age: 49

      JEFFREY JOHNSON, Retired Former Vice-President and Secretary,
         Centercom, Inc., Milwaukee, Wisconsin.  Age 50

      DONALD J. DRAPEAU, President and Chief Operating Officer.  Age: 42

    OFFICERS

      E. DAVID WILLETTE, Chairman, Chief Executive Officer, Treasurer

      DONALD J. DRAPEAU, President and Chief Operating Officer

      WILLIAM D. DORNBUSCH, Vice President, General Manager, Vaughn
         Products Division

      M. CHARLES REINHART, Secretary and Controller

COMMON STOCK INFORMATION

    The Company's Common Stock is traded over-the-counter and has been included in the National Association of Securities Dealers, Inc. Automated Quotations System ("NASDAQ") National Market System since March 26, 1994, under the symbol VGHN. For the periods indicated through March 25, 1994, the table sets for the quarterly high and low closing sales prices as reported in the NASDAQ's Small Cap Market. For the periods indicated after March 25, 1994, the information presented is the quarterly high and low closing sales prices as reported in the NASDAQ's National Market System. All prices are without retail markups, markdowns or commissions.


                        CALENDAR PERIOD                      SALE PRICE
    ------------------------------------------------   ---------------------
                                                            HIGH         LOW
    1994:     First Quarter. . . . . . . . . . . . .    $ 5.875    $  4.75
              Second Quarter . . . . . . . . . . . .      5.625       4.625
              Third Quarter. . . . . . . . . . . . .      6.875       4.875
              Fourth Quarter . . . . . . . . . . . .      7.75        5.50

    1995:     First Quarter. . . . . . . . . . . . .    $ 7.875     $ 6.25
              Second Quarter . . . . . . . . . . . .      7.875       5.75
              Third Quarter. . . . . . . . . . . . .      9.375       7.125
              Fourth Quarter . . . . . . . . . . . .      9.50        7.75

    1996:     First Quarter. . . . . . . . . . . . .    $ 9.375     $ 8.375


    As of January 31, 1996, the Company had 325 shareholders of record.
     ------------------------------------------------------------------------

    CORPORATE HEADQUARTERS
         Vaughn Communications, Inc.,
         5050 West 78th Street
         Minneapolis, MN 55435
         (612) 832-3200


    PUBLICLY-TRADED SECURITIES
         Vaughn Communications, Inc. Common Stock is listed on the NASDAQ National Market System under the Symbol: VGHN.


    TRANSFER AGENT
         Chemical Mellon
         85 Challenger Road, Overpeck Centre
         Ridgefield Park, NJ 07660


    INDEPENDENT AUDITORS
         Ernst & Young LLP, Minneapolis, Minnesota


    ANNUAL MEETING
         The Annual Meeting of Shareholders will be held at 4:00 p.m. on Wednesday, June 19, 1996 at The Marquette Hotel,
         7th & Marquette, Minneapolis, Minnesota.


    FORM 10-K REPORT
         The Company's 1996 Annual Report on Form 10-K is available without charge on written request to M. Charles Reinhart, Corporate Secretary.


    COUNSEL
         Jacobson Harwood Bennett & Erickson, P.A.
         Minneapolis, Minnesota

                             VAUGHN COMMUNICATIONS, INC.
                                5050 WEST 78TH STREET
                                MINNEAPOLIS, MN  55438



                                   Atlanta, Georgia

                                  Chicago, Illinois

                                    Dallas, Texas

                                   Denver, Colorado

                               Ft. Lauderdale, Florida

                                    Houston, Texas

                               Los Angeles, California

                                 Milwaukee, Wisconsin

                                Minneapolis, Minnesota

                                  New York, New York

                                   Orlando, Florida

                                   Phoenix, Arizona

                                   Portland, Oregon

                            Raleigh/Durham, North Carolina

                                 Seattle, Washington

                                 St. Louis, Missouri

                                    Tampa, Florida