Form 10-K405, Exhibit 13
period 1997-01-31
VAUGHN COMMUNICATIONS INC
filed 1997-04-30
CIK 808095

EXHIBIT 13


                      1997 ANNUAL REPORT TO SHAREHOLDERS


THE COMPANY

    Vaughn Communications, Inc., through its VAUGHN COMMUNICATIONS DIVISION, is the second largest provider in the United States of high-volume videotape duplication services to corporations, publishers, and educational companies. The Company operates videotape duplication centers in areas selected because of their proximity to large corporate bases. Facilities are now located in Minneapolis, Chicago, Atlanta, Dallas, Milwaukee, Tampa, Phoenix, Denver, Portland, Seattle, Raleigh and Houston. Sales offices are located in New York, Los Angeles, Nashville, Ft. Lauderdale, Washington, D.C. and St. Louis.

    In addition to video services, the Company receives twenty percent of its total revenue from the VAUGHN PRODUCTS DIVISION which manufactures and sells gift products and collectibles to retailers in growing niche markets.

LETTER TO SHAREHOLDERS


To Our Shareholders,

    In fiscal 1997 we had mixed results as we positioned ourselves to take advantage of continued growth opportunities across the nation in our industry.

    We are pleased that our sales grew to $68.8 million, an increase of 15%. Gross margins remained steady at 32%, making us one of the most profitable video duplicators in the country.

    Selling, general and administrative expenses for FY 1997, however, were up 21% as a result of our acquisition and growth investments and a slower than expected consolidation timetable from the acquisitions. Net income, therefore, decreased 10% to $2,015,000.

    We continue to see opportunities to consolidate our markets and we continue to receive high marks from our customers. We have an extraordinary organization of committed people who care deeply about the success of their company, most of whom are shareholders, striving to meet the requirements of our customers. Our superior results over the past years are directly attributable to these people.

    To assure that our performance over the long term remains superior, we will continue our focus on three key objectives: revenue growth, total customer satisfaction, and capitalizing on technological opportunities.

    REVENUE GROWTH: We have prioritized revenue growth through existing channels, through acquisitions, and through opening new facilities in high potential cities.

    In FY 1997 we increased our sales force by 30%. The additional sales people are experienced in the video industry and have joined us because they see us as the company that is progressively growing and best meeting the needs of their customers. In FY 1997 we added 2,500 customers, bringing our active customer base to 10,000.

    While expanding through existing sales channels is our preferred source of growth, we also pursue selected acquisitions as a key strategy. Our acquisition strategy is focused on consolidating the geographic markets that we serve. In fiscal years 1996 and 1997 we acquired companies facilities in Tampa, Milwaukee, Denver, and Chicago. These consolidations have the benefit of reducing duplicate cost structures and improving the profitability in the market. Our most recent merger with Satastar Corporate Services (PVS) in Chicago was completed mid-year. The consolidation of our facilities in Chicago with those of PVS has taken longer than expected, but we are now on track. We continue to solicit and receive opportunities for acquisitions and have several under evaluation.

    Our third priority for revenue growth is startups in new high potential cities. In fiscal year 1997 we expanded into the Seattle and Washington, D.C. markets. In Seattle, we converted a sales office into a full duplication facility. In Washington, D.C. we opened a new sales office to focus on serving that growing market. We continue to be opportunistic in our approach to entering new cities.

    TOTAL CUSTOMER SATISFACTION: "The only reason we exist is for our customers". That motto forms the cornerstone of our Total Customer Satisfaction Philosophy. We serve thousands of active customers (giving us 100,000 orders every year). These are mostly business-to-business customers generating both large and small orders. They demand professional and responsive service, no matter how large the order. Our staff of sales and customer service personnel are focused on providing a service level that will keep our customers for life, regardless of their duplication needs. Our value to our clients goes well beyond the video duplication function that we provide. We provide consultative assistance (from the original footage to the packaging of the video) that makes our clients' media communication projects succeed. Our clients' success translates into our own success.

    We monitor the level of our customers' satisfaction on a regular basis. A recent survey concluded that 94% of our customers are satisfied overall, and that 97.1% of our customers would recommend us to others. Referrals of new customers has been a valuable component of our growth. One of this Company's most important competitive advantages is the extraordinary service commitment of our people for their customers.

    TECHNOLOGICAL OPPORTUNITIES: In 1994 we began to invest in new communications technology, educating our people, and building an innovative organization to take advantage of the emerging technology needs of our customers. Looking ahead, we see opportunities in Digital Video Disk (DVD), electronic distribution, and CD-ROM/DVD replication.

    Much has been written about DVD, a technology used to increase the density of standard CD-ROM to the level required for full screen, full motion video of over two hours in length. DVD is expected to first take hold in the home entertainment market followed by use in our business-to-business market. To take advantage of this trend, in 1995 we launched a video compression service. This service, using state-of-the-art high-quality compression algorithms for MPEG-1, MPEG-2, QuickTime, and AVI, is required by every author developing video programming of any type of CD-ROM or DVD. We are pleased with the progress and with our revenue from this service.

    Much has also been written about the Internet and its potential for distribution of full motion video. Although not practical today, as transmission bandwidth and downloaded storage media expand, electronic distribution of video material becomes a more viable distribution option. In fiscal year 1997 we began work with file servers, leveraging our compression experience, to load and manipulate video files/clips. This capability allows us to offer innovative customized video programming for clients, unavailable without our file server expertise. In the future, we will develop the capability of electronic distribution of video to each of our twelve manufacturing locations.

    Our final area of expansion via technological opportunities is in the Compact Disk replication industry. The majority of the growth in this industry has come from the CD music and CD-ROM game/entertainment markets. The business-to-business software markets have continued to use computer diskettes, but are now changing to CD-ROM. We have many customers who are beginning to buy computer software in CD form. We have twelve manufacturing locations and six additional sales offices strategically located to serve our customers. We intend to enter the CD-ROM replication business so that as DVD replication becomes a technology that our customers request, our equipment and people will be immediately ready to accommodate their needs. We are ideally positioned to add this new media duplication to our portfolio of products and services.

    Our focus is to grow our revenue, increase our customer satisfaction levels, and exploit the technology opportunities in our markets. We have a wonderful organization of talented and dedicated people, and we hold leadership positions in the markets that we serve. We think that's a winning combination.



E. D. Willette                             Donald J. Drapeau
Chairman and Chief Executive Officer       President and Chief Operating Officer






FINANCIAL SUMMARY
                                                         %
                            F'97          F'96         Change
                        -----------    -----------     ------
    Revenue             $68,798,000    $59,569,000       15%
    Pretax Income         3,475,000      3,787,000       -8%
    Net Income            2,015,000      2,247,000      -10%
                        -----------    -----------     ------
                        -----------    -----------     ------
    Net Income                 $.51           $.62       -18%
                        -----------    -----------     ------
                        -----------    -----------     ------

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Vaughn Communications, Inc. (the "Company"), operates in two business segments - the Communications Division serves the corporate videotape duplication market, and the Products Division manufactures and sells gift products.

COMPARISON OF FISCAL 1997 AND 1996 OPERATING RESULTS

The Company's strategy is to increase revenue and profitability through growth in existing channels, through acquisitions, and through improvement in efficiencies. In fiscal 1997 the Company was partially successful in implementing this strategy. The Company merged with Satastar Corporate Services, Inc., a videotape duplicator located in Chicago, expanded the Seattle operation from a sales office to a full service duplication facility, and completed the integration of Indian Arts and Crafts, Inc. (acquired January 31, 1996) into the Products Division by consolidating the Division's operations in Seattle. In spite of these accomplishments, the financial results for fiscal 1997 did not meet the Company's expectations. Lower than expected sales, coupled with increased costs associated with expanding the business, resulted in a decrease in net income from the previous year. In response to these results, the Company implemented cost containment measures during the year and expects these measures to have a positive impact on next year's results.

The Company's net sales increased from $59,569,000 in fiscal 1996 to $68,798,000 in fiscal 1997, a 15% increase, while gross margins remained at 32%. Selling, general and administrative expenses for fiscal 1997 were up 21% over the previous year and represented 25% of net sales, up one percentage point from last year. Operating profit decreased 7% from last year to approximately $4,712,000. Interest expense was down slightly from the previous year. The Company's effective tax rate in fiscal 1997 was 42%. Net income decreased 10% from $2,247,000 in fiscal 1996 to $2,015,000 in fiscal 1997.

The net contribution each division made to these results is discussed below.

COMMUNICATIONS DIVISION:

On June 28, 1996, the Company acquired Satastar Corporate Services, Inc. by issuing 165,357 shares of common stock in exchange for all the outstanding capital stock of Satastar. The business combination has been accounted for as a pooling of interest, and, accordingly, the financial statements and analysis include the combined results of operations from the date Satastar commenced operations.

The Communications Division's sales of $55,040,000 in fiscal 1997 were a 5% increase from the previous year's sales of $52,365,000. The slowdown in sales growth in fiscal 1997 is attributed in part to a decrease in sales to the Company's largest customers. While the Company added more new customers in fiscal 1997 than in fiscal 1996, it was unable to offset the reduced sales to its largest accounts. The Company believes that by refocusing its sales efforts, the growth in sales will continue. There can be no assurance, however, that such growth will be at or near historical levels, particularly since the growth of the videotape duplication market may not be as great as historical levels.

The gross profit margin increased slightly to 32.9% in fiscal 1997 from 32.7% in fiscal 1996. Although the selling price of videotape duplication continues to decline, the Company expects to maintain its profit margins by improving efficiencies, leveraging fixed costs with increased volume, and continuing to utilize low cost providers of raw materials.

Selling, general and administrative expenses in fiscal 1997 increased 12% from $12,384,000 in fiscal 1996 to $13,872,000 in fiscal 1997, and represented 25% of net sales in fiscal 1997 compared to 24% of net sales in fiscal 1996. The increase in selling, general and administrative expenses can be attributed in part to additional costs associated with the acquisition of Satastar, and expenses incurred during the consolidation of the Company's existing facility in Chicago with the facility used by Satastar.

Net interest expense decreased 14% in fiscal 1997 due to lower levels of borrowing.

Pre-tax profit for the Communications Division was $3,314,000, a 11% decrease from the previous year's pre-tax profit of $3,707,000. The decrease was attributable primarily to the higher levels of operating expenses.

The Company spent approximately $2,750,000 on equipment and facilities to expand its production capacity. The investment was funded by long-term financing and internally generated funds. The Communications Division expects to spend approximately $1,400,000 for equipment in fiscal 1998.

PRODUCTS DIVISION:

The Products Division's sales of $13,758,000 in fiscal 1997 were up 91% from the previous year. The increase was due entirely to the acquisition of Indian Arts and Crafts, Inc. on January 31, 1996. The sales from the newly acquired product line offset a slight decrease in sales of the pre-existing product line.

The fiscal 1997 gross profit margin of 26% remained approximately the same as the previous year. A slight decrease in raw material costs was offset by higher labor costs. The higher labor costs were associated with operating two facilities prior to consolidating operations in Seattle in September, 1996. The company expects that the combined operations will result in improved efficiencies next year.

Operating expenses for fiscal 1997 increased 85% to $3,270,000 due to the acquisition of Indian Arts and Crafts, Inc. As a percentage of sales, operating expenses decreased from 24.5% in fiscal 1996 to 23.8% in fiscal 1997.

Interest expense increased from $75,000 in fiscal 1996 to $195,000 in fiscal 1997 due primarily to higher debt associated with the acquisition.

Pre-tax income increased 100% in fiscal 1997, from $80,000 to $161,000.

LIQUIDITY AND CAPITAL RESOURCES:

Cash provided by operations continues to be the Company's primary source of funds to finance operating needs and capital expenditures. In fiscal 1997, cash flows from operations were approximately $4,000,000 and were essentially equivalent to fiscal 1996. In addition to the cash provided by operations, the Company also relied on borrowings under the $17,000,000 credit facility with Firstar Bank, (of which approximately $8,200,000 was available at January 31,
1997), and other long-term financing to invest approximately $3,000,000 in new equipment and reduce debt by approximately $3,400,000.

Based on past performance and current expectations, the Company believes that working capital levels are adequate to meet the operating requirements of the Company for the at least next twelve months. The Company's working capital, coupled with its ability to borrow additional funds, will allow the Company to continue to make long-term investments for future growth, including selective acquisitions and investments in joint ventures. Expenditures for new equipment are expected to be about $1,600,000 in fiscal 1998.

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

The Company's net sales increased 31% over fiscal 1995, from approximately $45,471,000 to approximately $59,569,000, while the gross profit margin remained constant at 32%. Selling, general and administrative expenses for fiscal 1996 were up 29% over the previous year and represented 23% of net sales, down slightly from last year. Operating profit increased 36% to approximately $5,077,000 over fiscal 1995, while interest expense increased to approximately

$1,357,000 in fiscal 1996, up approximately $647,000 from fiscal 1995, due primarily to increased debt associated with the acquisitions. The Company's effective income tax rate for fiscal 1996 was 40.7%, an increase of 4.8 percentage points from the comparable rate in fiscal 1995. This increase was due to the nondeductibility of goodwill amortization pertaining to the acquisition of Centercom. Net income from continuing operations increased 19% from $1,893,000 in fiscal 1995 to $2,247,000 in fiscal 1996.

The net contribution each division made to these results is discussed below.

COMMUNICATIONS DIVISION:

The Communications Division sales were up 37% from $38,300,000 in fiscal 1995 to $52,365,000 in fiscal 1996. The acquisition of Centercom, and a 16% increase in the sales from pre-existing facilities, contributed to this sales growth. The Company believes that factors which contributed to this growth an overall increase in the videotape duplication market, improved selling efforts, and increased production capacity - will continue in the next year and that the growth in sales will continue, although there can be no assurance that such growth will be experienced at or near the levels experienced in fiscal 1996.

The gross profit margin increased to 32.7% in fiscal 1996 from 32.4% in the prior year, primarily due to a decrease in the cost of materials used in the duplication process. The decrease was due in part to the Company's importing of materials directly from overseas sources. Although the price of videotape duplication continues to decline, the Company expects to maintain its profit margins by improving efficiencies, leveraging fixed costs with increased volume, and continuing to utilize low cost providers of raw materials.

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

Operating profit of approximately $4,906,000 increased 38% from the prior year and reflects the Company's efforts to grow sales while improving gross profit and controlling operating expenses.

Interest expense increased to approximately $1,229,000 for fiscal 1996, up approximately $652,000 from fiscal 1995, due primarily to increased borrowings resulting from the acquisitions. Pre-tax profit for the Communications Division was $3,707,000 in fiscal 1996, a 29% increase from the prior year.

Excluding the acquisitions, the Company spent approximately $2,600,000 on equipment and facilities to expand its production capacity. The investment was funded by long-term financing and internally generated funds.

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

SELECTED FINANCIAL DATA FROM CONTINUING OPERATIONS (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                Year Ended January 31
                                        1997           1996             1995          1994          1993
                                        ----           ----             ----          ----          ----
STATEMENT OF OPERATIONS DATA:
Net sales...........................  $68,798        $59,569          $45,471       $35,014       $27,100
Cost of goods sold..................   47,111         40,518           30,920        23,802        18,547
                                      -------        -------          -------       -------       -------
Gross profit........................   21,687         19,051           14,551        11,212         8,553
Operating expenses..................   16,975         13,973           10,821         8,914         6,960
                                      -------        -------          -------       -------       -------
Operating income....................    4,712          5,078            3,730         2,298         1,593
Interest expense....................   (1,295)        (1,357)            (710)         (573)         (474)
Other income (expense)..............       58             66              (67)           24            62
                                      -------        -------          -------       -------       -------
Income from continuing operations
   before income taxes..............    3,475          3,787            2,953         1,749         1,181
Income taxes........................    1,460          1,540            1,060           667           366
                                      -------        -------          -------       -------       -------
Income from continuing operations...    2,015          2,247            1,893         1,082           815
Income from
   discontinued operations..........        -              -              493            74           175
                                      -------        -------          -------       -------       -------
Net income..........................  $ 2,015        $ 2,247          $ 2,386       $ 1,156       $   990
                                      -------        -------          -------       -------       -------
                                      -------        -------          -------       -------       -------

Net income per common share:
   Continuing operations............  $   .51        $   .62          $   .56       $   .32       $   .26
   Discontinued operations..........        -              -              .14           .02           .06
                                      -------        -------          -------       -------       -------
                                      $   .51        $   .62          $   .70       $   .34       $   .32
                                      -------        -------          -------       -------       -------
                                      -------        -------          -------       -------       -------

Weighted average common
   and common equivalent shares
   outstanding......................    3,924          3,678            3,419         3,348         3,135



                                                                      January 31
                                        1997           1996             1995          1994          1993
                                        ----           ----             ----          ----          ----
BALANCE SHEET DATA:
   Working capital..................  $ 9,268        $ 7,559          $ 4,186       $ 2,420       $ 2,800
   Total assets.....................   34,751         32,816           22,186        19,573        13,355
   Long-term obligations
    (excluding current portion).....    5,603          7,778            3,626         4,024         3,568
   Total liabilities................   17,903         19,298           13,681        13,646         8,654
   Total stockholders' equity.......   16,848         13,518            8,505         5,927         4,701


                         Vaughn Communications, Inc.

                         Consolidated Balance Sheets


                                                           JANUARY 31
                                                      1997             1996
                                                    ---------------------------
ASSETS
Current assets:
   Trade receivables, less allowance of $650,000
      and $626,000, respectively                    $10,685,149     $10,118,138
   Other receivables                                    179,369         182,325
   Inventories                                        9,256,455       7,778,267
   Deferred income taxes                                115,070         113,191
   Prepaid expenses and other current assets            668,061         742,108
   Income taxes receivable                              664,042         145,107
                                                    ---------------------------
Total current assets                                 21,568,146      19,079,136

Property, plant and equipment:
   Land                                                  48,424          48,424
   Buildings and improvements                         2,866,038       2,452,467
   Machinery and equipment                           22,039,414      19,295,714
                                                    ---------------------------
                                                     24,953,876      21,796,605
   Less accumulated depreciation                    (16,237,440)    (13,045,330)
                                                    ---------------------------
                                                      8,716,436       8,751,275
Intangible assets, net of accumulated amortization
   of $620,000 and $312,000, respectively             3,549,917       3,827,559
Long-term receivable                                    705,781         691,558
Other                                                   210,943         466,290
                                                    ---------------------------
                                                    $34,751,223     $32,815,818
                                                    ---------------------------
                                                    ---------------------------

                                                           JANUARY 31
                                                      1997             1996
                                                    ---------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Notes payable to banks under credit facilities   $ 4,781,312     $ 4,014,405
   Accounts payable                                   2,982,508       2,937,357
   Salaries, wages and payroll taxes                    696,894         583,396
   Income taxes payable                                       -         197,026
   Other                                              1,009,306         928,206
   Current portion of long-term debt and capital
      lease obligations                               2,830,033       2,859,475
                                                    ---------------------------
Total current liabilities                            12,300,053      11,519,865

Long-term debt, net of current maturities             4,563,880       6,381,006
Capital lease obligations, net of current portion       963,533       1,372,094
Deferred income taxes                                    75,326          25,326

SHAREHOLDERS' EQUITY
Common Stock, par value $.10 per share:
   Authorized shares--20,000,000
   Issued and outstanding shares--3,726,513 and
      3,462,826, respectively                           372,652         346,283
Additional paid-in capital                            7,578,406       6,289,365
Retained earnings                                     8,897,373       6,881,877
                                                    ---------------------------
Total shareholders' equity                           16,848,431      13,517,525
                                                    ---------------------------
                                                    $34,751,223     $32,815,816
                                                    ---------------------------
                                                    ---------------------------

SEE ACCOMPANYING NOTES.

                             Vaughn Communications, Inc.

                          Consolidated Statements of Income

                                                                       YEAR ENDED JANUARY 31
                                                            1997                1996                1995
                                                      -------------------------------------------------------
Net sales                                               $68,797,983         $59,568,901         $45,470,721
Cost of goods sold                                       47,111,338          40,518,292          30,919,928
                                                      -------------------------------------------------------
Gross profit                                             21,686,645          19,050,609          14,550,793

Selling, general and administrative expenses             16,974,225          13,973,199          10,821,247
                                                      -------------------------------------------------------
Income from operations                                    4,712,420           5,077,410           3,729,546

Other income (expense):
  Interest income                                            57,615              36,384              31,646
  Interest expense                                       (1,294,539)         (1,356,958)           (709,827)
  Other                                                           -              30,000             (98,056)
                                                      -------------------------------------------------------
Income from continuing operations before
  income taxes                                            3,475,496           3,786,836           2,953,309
Income taxes                                              1,460,000           1,539,660           1,059,850
                                                      -------------------------------------------------------
Net income from continuing operations                     2,015,496           2,247,176           1,893,459
Loss from discontinued operations net of tax benefit              -                   -             (61,915)
Gain on sale of display operations                                -                   -             554,266
                                                      -------------------------------------------------------
Net income                                              $ 2,015,496         $ 2,247,176         $ 2,385,810
                                                      -------------------------------------------------------
                                                      -------------------------------------------------------

Net income per share:
  Continuing operations                                     $.51                $.62                $.56
  Discontinued operations                                      -                   -                 .14
                                                      -------------------------------------------------------
                                                            $.51                $.62                $.70
                                                      -------------------------------------------------------
                                                      -------------------------------------------------------


SEE ACCOMPANYING NOTES.

                             Vaughn Communications, Inc.

                    Consolidated Statement of Shareholders' Equity

                                                        COMMON STOCK            ADDITIONAL
                                                 ---------------------------      PAID-IN        RETAINED
                                                    SHARES         AMOUNT         CAPITAL        EARNINGS        TOTAL
                                                 -------------------------------------------------------------------------
Balance at January 31, 1994                         2,914,768      $291,477      $3,377,879     $2,257,391    $ 5,926,747
  Stock options exercised                              82,890         8,289          91,042              -         99,331
  Tax benefit on stock options exercised                    -             -         102,063              -        102,063
  Purchase of treasury stock                                -             -               -         (8,500)        (8,500)
  Net income                                                -             -               -      2,385,810      2,385,810
                                                 -------------------------------------------------------------------------
Balance at January 31, 1995                         2,997,658       299,766       3,570,984      4,634,701      8,505,451
  Common Stock issued                                 325,138        32,514       2,387,486              -      2,420,000
  Stock options exercised                             148,965        14,897         175,041              -        189,938
  Common Stock received as partial consideration
    of stock options exercised                         (8,935)         (894)        (62,520)             -        (63,414)
  Tax benefit on stock options exercised                    -             -         218,374              -        218,374
  Net income                                                -             -               -      2,247,176      2,247,176
                                                 -------------------------------------------------------------------------
Balance at January 31, 1996                         3,462,826       346,283       6,289,365      6,881,877     13,517,525
  Stock options exercised                             275,278        27,528         529,307              -        556,835
  Common Stock received as partial consideration
    of stock options exercised                        (11,591)       (1,159)       (149,524)             -       (150,683)
  Tax benefit on stock options exercised                    -             -         909,258              -        909,258
  Net income                                                -             -               -      2,015,496      2,015,496
                                                 -------------------------------------------------------------------------
Balance at January 31, 1997                         3,726,513      $372,652      $7,578,406     $8,897,373    $16,848,431
                                                 -------------------------------------------------------------------------
                                                 -------------------------------------------------------------------------


SEE ACCOMPANYING NOTES.

                             Vaughn Communications, Inc.

                        Consolidated Statements of Cash Flows

                                                                       YEAR ENDED JANUARY 31
                                                            1997                1996                1995
                                                      -------------------------------------------------------
OPERATING ACTIVITIES
Net income                                              $2,015,496          $2,247,176          $2,385,810
Adjustments to reconcile net income to net cash
  provided by (used in) operating activities:
    Gain on sale of display business                             -                   -            (554,266)
    Amortization                                           277,642             190,767               5,478
    Depreciation                                         3,195,898           2,877,538           2,159,790
    Deferred income taxes                                   48,121             168,639              99,479
    Changes in operating assets and liabilities:
      Receivables                                         (564,055)           (541,104)         (1,522,405)
      Inventories                                       (1,478,188)             80,364          (1,359,102)
      Income taxes                                         193,295             353,128            (461,777)
      Prepaid expenses and other current assets             74,047             (81,485)            (53,879)
      Accounts payable                                      45,151          (1,072,440)           (791,731)
      Salaries, wages and payroll taxes                    113,498            (118,013)            109,606
      Other liabilities                                     81,100            (127,381)           (448,860)
                                                      -------------------------------------------------------
Net cash provided by (used in) operating activities      4,002,005           3,977,189            (431,857)

INVESTING ACTIVITIES
Purchases of businesses, less cash acquired                      -          (4,355,010)                  -
Additions to property, plant and equipment              (3,069,391)         (2,627,110)         (2,107,346)
Long-term receivables                                      (14,223)            158,908              75,956
Net carrying amount of property disposals                    1,444               5,938             119,235
Cash proceeds from sale of display business                      -                   -             800,000
Other                                                      255,347              18,992             (48,921)
                                                      -------------------------------------------------------
Net cash used in investing activities                   (2,826,823)         (6,798,282)         (1,161,076)

FINANCING ACTIVITIES
Increase in long-term debt                                 400,000           5,740,922             232,420
Proceeds from sale of Common Stock under option
  plans                                                    406,152             126,524             118,831
Repayments of long-term debt and capital leases         (3,404,244)         (3,181,486)         (1,487,796)
(Repayments) borrowings under revolver                     766,907          (1,058,792)          1,765,724)
Lease financing of equipment                               656,003           1,188,697             968,982
                                                      -------------------------------------------------------
Net cash (used in) provided by financing activities     (1,175,182)          2,815,865           1,598,161
                                                      -------------------------------------------------------

Change in cash and cash equivalents                              -              (5,228)              5,228
Cash and cash equivalents at beginning of year                   -               5,228                   -
                                                      -------------------------------------------------------
Cash and cash equivalents at end of year                $        -          $        -          $    5,228
                                                      -------------------------------------------------------
                                                      -------------------------------------------------------

                             Vaughn Communications, Inc.

                                                                       YEAR ENDED JANUARY 31
                                                            1997                1996                1995
                                                      -------------------------------------------------------
Supplemental schedule of non-cash investing and
  financing activities:
    Capital lease of equipment                          $   93,112          $  163,488          $  202,528


SEE ACCOMPANYING NOTES.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SIGNIFICANT ACCOUNTING POLICIES

BUSINESS ACTIVITY

Vaughn Communications, Inc. is one of the largest providers in the United States of high volume videotape duplication services to corporations, publishers and educational companies located in the United States. The Company operates videotape duplication centers throughout the country in areas selected because of their proximity to large corporate bases. In addition to video services, the Company receives approximately 20% of its total revenue from the manufacture and sale of gift products to retailers in niche markets. Additional information on the Company's operations by segment are included in Note 9 to the financial statements.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and all of its majority-owned subsidiaries after elimination of all significant intercompany accounts and transactions.

INVENTORIES

Inventories are valued at the lower of average cost (first-in, first-out method) or market.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated on the basis of cost. Assets are depreciated using the straight-line and declining balance methods over their estimated useful lives which are as follows:

         Buildings                 40 years
         Equipment                 3-5 years
         Leasehold Improvement     5-10 years

The carrying value of property, plant and equipment is assessed annually and/or when factors indicating an impairment are present.

INTANGIBLE ASSETS

The excess of purchase price over the fair value of net assets of businesses acquired is being amortized over periods of 10 to 40 years using the straight-line method. The carrying value of intangible assets is assessed annually and/or when factors indicating impairment are present.

RESTATEMENT

In June, 1996, the Company merged with Satastar Corporate Services, Inc. by exchanging 165,357 shares of its common stock for all the outstanding capital stock of Satastar Corporate Services, Inc. The business combination has been accounted for as a pooling of interest, and accordingly, the financial statements have been restated to include the combined results of operations from the date Satastar commenced operations (see Note 10).

INCOME TAXES

The Company accounts for income taxes utilizing the liability method. Deferred taxes are recorded to reflect the tax consequences of differences between tax and financial reporting basis of assets and liabilities.

NET INCOME PER SHARE

Net income per share is based on the weighted average number of shares of Common Stock outstanding during each year including the effect of dilutive outstanding Common Stock equivalents.

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

RECLASSIFICATIONS

Certain 1996 and 1995 amounts have been reclassified to conform to the current year's presentation.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. INVENTORIES

The components of inventories were as follows at January 31:


                                1997           1996
                             -------------------------
Raw material                 $2,190,327     $2,329,560
Finished goods                7,066,128      5,448,707
                             -------------------------
                             $9,256,455     $7,778,267
                             -------------------------
                             -------------------------

3. NOTES PAYABLE TO BANK

In February, 1996, the Company amended its credit facility with a bank to provide for borrowings up to $17,000,000. The agreement provides term financing to fund acquisitions and equipment purchases, and a revolving credit facility to be used to finance working capital. The interest rate on the term debt and the revolving debt is at the prime rate (8.25% at January 31, 1997). Advances under the credit facility are limited to the lesser of $17,000,000 less the sum of the outstanding principal amounts on any term notes payable to the bank, or the collateral value of receivables and inventory. Interest on the credit facility is payable monthly. All the Company's assets except real estate and fixtures have been pledged to secure this indebtedness. This facility expires on May 31, 1997.

Pursuant to the loan agreement, the Company is required, among other things, to maintain minimum levels of net worth, net income, debt service coverage and ratio of debt to net worth. The Company is required to receive approval from the bank prior to incurring or assuming any indebtedness not in the ordinary course of business, paying any dividends or redeeming its capital stock, entering into any transactions of merger, consolidation or liquidation, or making loans or investments in another business.

4. LONG-TERM DEBT

Long-term debt consists of the following at January 31:

                                                                  1997        1996
                                                               -----------------------
Term note payable to bank under credit facility in
  20 quarterly installments of $250,000, secured by all
  the Company's assets except real estate and fixtures
  thereon. Interest is payable monthly at prime
  (8.25% on January 31, 1997).                                 $3,250,000   $4,250,000

First mortgage loan on land and building secured by
  properties having a net book value of $653,000 at
  January 31, 1997.                                             1,366,545    1,406,759

Term note payable to bank in 36 monthly installments of
  $23,611, secured by all the Company's assets except
  real estate and fixtures thereon. Interest is payable at
  prime (8.25% on January 31, 1997).                              330,555      613,889

Term note payable to bank in 36 monthly installments of
  $11,111, secured by all the Company's assets except
  real estate and fixtures thereon. Interest is payable at
  prime (8.25% on January 31, 1997).                              344,444            -

Notes payable to Indian Arts and Crafts, Inc. Interest on
  both notes is payable annually on the first anniversary
  date at 8.5%. Notes are secured by assets having a net
  book value of $2,048,000 at January 31, 1997.
    Note I is payable in annual installments of $83,333
      plus accrued interest.                                      166,667      250,000
    Note II is payable in annual installments of $107,143
      plus accrued interest.                                      642,857      750,000

Term note payable to bank in 48 monthly installments of
  $10,125. Interest is payable at prime (8.25% at
  January 31, 1997).                                               91,125      212,625


                                       20

4.  LONG-TERM DEBT (CONTINUED)

Note payable to Cranberry Novelty Manufacturing Inc.
  payable in 10 annual installments of $17,500. Interest
  is payable annually at the prime rate (8.25% at
  January 31, 1997).                                              105,000      122,500

Note payable to Advanced Audio/Video Productions,
  Inc., payable in 3 annual installments of $33,333 plus
  accrued interest commencing January 5, 1997. Interest
  is payable annually at the prime rate on the anniversary
  date (8.25% on January 5, 1997). Secured by certain
  assets.                                                          66,667      100,000

Other notes payable, all of which were paid in full in
  fiscal 1997.                                                          -      541,451
                                                               -----------------------
                                                                6,363,860    8,247,224
Current portion                                                (1,799,980)  (1,866,218)
                                                               -----------------------
                                                               $4,563,880   $6,381,006
                                                               -----------------------
                                                               -----------------------

On January 1, 1997, the Company renewed its mortgage for three years at an interest rate of 7.625%. It is payable in monthly installments with the balance payable in full on January 1, 2000. The agreement grants the Company a three year renewal option at the then prevailing three year commercial mortgage lending rate. The mortgage may be prepaid in whole at any time subject to a prepayment premium. The interest rate is subject to a 4% increase in certain events of default.

Required annual principal payments on long-term debt are as follows for years ending January 31: 1998--$1,799,980; 1999--$1,476,764; 2000--$2,463,187;
2001--$374,643; 2002--$124,643; thereafter--$124,643.

Interest paid approximated interest expense for 1995, 1996 and 1997.

5. LEASES

The Company leases various types of equipment under long-term lease agreements classified as capital leases. Property, plant and equipment includes the following leased property:

                                                    JANUARY 31
                                              1997           1996
                                           --------------------------
Equipment                                  $4,392,000     $4,454,000
Less accumulated amortization              (2,224,000)    (2,020,000)
                                           --------------------------
                                           $2,168,000     $2,434,000
                                           --------------------------
                                           --------------------------

Amortization of leased assets is included in depreciation and amortization expense.

The Company leases certain facilities, equipment and autos under noncancelable operating lease agreements with initial lease terms in excess of one year. Rent expense from these operating leases was $1,724,000, $1,069,000 and $830,000 in 1997, 1996 and 1995, respectively.

Future minimum payments under capital leases and noncancelable operating leases with initial terms of one year or more consisted of the following at January 31, 1997:

                                                CAPITAL      OPERATING
                                                LEASES        LEASES
                                             --------------------------
Year ending January 31:
  1998                                       $1,136,270     $1,549,587
  1999                                          627,803      1,433,629
  2000                                          266,593        933,899
  2001                                          166,871        354,254
  2002                                           97,339        237,097
  Thereafter                                        -          630,871
                                             --------------------------
Total minimum lease payments                  2,294,876     $5,139,337
                                                           ------------
                                                           ------------
Amount representing interest                   (301,290)
                                             ------------
Present value of net minimum lease payments   1,993,586
Current portion                              (1,030,053)
                                             ------------
Long-term capital lease obligations          $  963,533
                                             ------------
                                             ------------

6. STOCK OPTIONS

Under the terms of the Company s stock option plans, 249,364 shares of Common Stock were reserved at January 31, 1997 for issuance or grant to officers, directors and employees at prices ranging from 85% to 110% of fair market value at the date of grant. The options granted are determined by the Compensation Committee. Options granted are usually exercisable at any time after grant, except for those granted under the Company-wide stock option plan, which vest over a four-year period. The options generally expire after five years.

A summary of outstanding options and shares reserved under the plans is as follows:

                                                           WEIGHTED
                              SHARES                        AVERAGE
                             RESERVED        OPTIONS      EXERCISE PRICE
                            FOR GRANT       OUTSTANDING    PER SHARE
                            --------------------------------------------
Balance January 31, 1994     208, 486         806,233       $1.58
  Options exercised               -           (82,888)       1.14
  Options granted             (71,058)         71,058        5.65
  Terminated/expired           36,181         (36,181)       3.02
                            --------------------------
Balance January 31, 1995      173,609         758,222        1.96
  Adoption of new plan        300,000             -
  Options exercised               -          (148,869)       1.28
  Options granted            (137,206)        137,206        6.54
  Terminated/expired            1,494          (1,494)       3.82
                            --------------------------
Balance January 31, 1996      337,897         745,065        2.88
  Options exercised               -          (275,278)       2.02
  Options granted            (114,670)        114,670       10.74
  Terminated/expired           26,137         (26,137)       9.79
                            --------------------------
Balance January 31, 1997      249,364         558,320       $4.73
                            --------------------------
                            --------------------------

As permitted by SFAS 123, "Accounting for Stock-Based Compensation", the Company has elected to follow Accounting Principles Board Opinion 25, "Accounting for Stock Issued to Employees," to measure compensation cost for employee stock options. Under APB 25, if the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

Pro forma information regarding net income and earnings per share is required by Statement 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for year ended January 31, 1996 and 1997, respectively: risk-free interest rates ranging from 5.26% to 7.5%; dividend yield of 0%; volatility factor of the expected market price of the Company's common stock of .60; and a weighted average expected life of the option of 5 years.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restriction and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable measure of the fair value of its employee stock options.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized over the options' vesting period. The Company's pro forma information follows:

                                      YEAR ENDED JANUARY 31
                                        1997         1996
                                     -----------------------
Pro forma net income                  $1,851,000  $2,091,000
Pro forma net income per share          $.48        $.57

The following table summarizes information about the stock options outstanding at January 31, 1997:

                                        Options Outstanding                       Options Exercisable
                            -----------------------------------------------     ------------------------
                                              WEIGHTED
                             NUMBER            AVERAGE          WEIGHTED          NUMBER         WEIGHTED
                           OUTSTANDING        REMAINING          AVERAGE        EXERCISABLE       AVERAGE
RANGE OF EXERCISE PRICES   AS OF 1/31/97   CONTRACTUAL LIFE   EXERCISE PRICE   AS OF 1/31/97   EXERCISE PRICE
-------------------------------------------------------------------------------------------------------------
$0.7500 - $0.7500            139,500           0.42            $  0.7500          139,500       $  0.7500
 1.7500 -  2.0625             64,589           1.19               1.9261           57,851          1.1902
 2.2500 -  3.5000             59,606           3.07               3.1145           59,606          3.1145
 3.5063 -  5.6250             58,527           2.09               4.8190           50,174          4.7264
 5.8438 -  6.5000             64,000           6.80               6.1123           38,500          6.2902
      6.8750                  59,212           4.48               6.8750           26,594          6.8750
 6.8758 -  9.2500             63,136           4.45               8.6667           27,046          7.9823
      9.5000                     370           4.79               9.5000              370          9.5000
     11.0500                  25,000           9.38              11.0500            2,500         11.0500
     13.0000                  24,380           6.35              13.0000            2,780         13.0000
                          -----------------------------------------------------------------------------------
$0.7500 - $13.0000           558,320           3.25            $  4.7264          404,921       $  3.3243

7. INCOME TAXES

The provision for federal and state income tax expense from continuing operations was as follows:


                                    YEAR ENDED JANUARY 31
                               1997         1996         1995
                            -------------------------------------
Current:
  Federal                   $1,185,300    $1,142,300   $  959,200
  State                        226,600       228,660      178,650
                            -------------------------------------
                             1,411,900     1,370,960    1,137,850
Capital loss carryforward                          -     (213,000)
Deferred                        48,100       168,700      135,000
                            -------------------------------------
                            $1,460,000    $1,539,660   $1,059,850
                            -------------------------------------
                            -------------------------------------

The components of the deferred tax assets and liabilities at year-end were:


                                          YEAR ENDED JANUARY 31
                                             1997       1996
                                          ---------------------
Deferred tax assets:
 Inventory reserves                       $ 390,800   $ 318,800
 Bad debt expense                           248,000     212,100
 Additional tax cost of inventory           143,000      75,200
 Other                                        7,000       8,200
                                          ---------------------
                                            788,800     614,300
Deferred tax liabilities:
 Rental equipment depreciation             (667,000)   (501,100)
 Accumulated depreciation                   (82,000)    (25,300)
                                          ---------------------
                                           (749,000)   (526,400)
                                          ---------------------
Net deferred tax assets                   $  39,800   $  87,900
                                          ---------------------
                                          ---------------------

The difference between total income tax expense and the amount computed by applying the statutory federal income tax rate to income before income taxes was as follows:

                                                  YEAR ENDED JANUARY 31
                                              1997        1996        1995
                                          -----------------------------------
Taxes at statutory rate of 34%            $1,219,000   $1,274,300  $1,098,800
State income taxes, net of federal
 tax benefit                                 158,000      166,960     126,450
Intangible amortization                       77,000       64,600       5,500
Realization of capital loss carryforward           -            -    (213,000)
Other                                          6,000       33,800       7,100
                                          -----------------------------------
                                           1,460,000    1,539,660   1,024,850
Benefit allocated to discontinued
 operations                                        -            -      35,000
                                          -----------------------------------
                                          $1,460,000   $1,539,660  $1,059,850
                                          -----------------------------------
                                          -----------------------------------

The Company paid income taxes of $1,327,000, $938,000 and $1,288,000 in 1997,
1996 and 1995, respectively.

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

9. INDUSTRY SEGMENTS

The Company operates within two industry segments. Vaughn Communications Division is engaged in video tape duplication and rental of video equipment. The Vaughn Products Division is engaged in the manufacture and/or sale of souvenirs, leather products and soft goods.

                                                           YEAR ENDED JANUARY 31
                                                       1997         1996        1995
                                                    -------------------------------------
Net sales from continuing operations:
 Communications Division                            $55,040,394  $52,365,437  $38,269,712
 Products Division                                   13,757,589    7,203,464    7,201,009
                                                    -------------------------------------
Total sales                                         $68,797,983  $59,568,901  $45,470,721
                                                    -------------------------------------
                                                    -------------------------------------

Operating profit from continuing
 operations:
  Communications Division                           $ 4,345,161  $ 4,905,638  $ 3,556,392
  Products Division                                     367,259      171,772      173,154
                                                    -------------------------------------
Total operating profit                                4,712,420    5,077,410    3,729,546

Interest expense, net of interest income             (1,236,924)  (1,320,574)    (678,181)
Other income (expense)                                        -       30,000      (98,056)
                                                    -------------------------------------
Income from continuing operations
 before income taxes                                $ 3,475,496  $ 3,786,836  $ 2,953,309
                                                    -------------------------------------
                                                    -------------------------------------

Identifiable assets:
 Communications Division                            $27,321,777  $26,376,905  $18,325,803
 Products Division                                    7,429,446    6,438,913    3,860,442
                                                    -------------------------------------
Total assets                                        $34,751,223  $32,815,818  $22,186,245
                                                    -------------------------------------
                                                    -------------------------------------

Depreciation and amortization:
 Communications Division                            $ 3,257,280  $ 2,994,128  $ 2,064,014
 Products Division                                      216,260       74,177      101,254
                                                    -------------------------------------
Total                                               $ 3,473,540  $ 3,068,305  $ 2,165,268
                                                    -------------------------------------
                                                    -------------------------------------

Capital expenditures:
 Communications Division                            $ 2,752,630  $ 2,740,709  $ 2,255,527
 Products Division                                      409,873       50,489       54,347
                                                    -------------------------------------
Total                                               $ 3,162,503  $ 2,791,198  $ 2,309,874
                                                    -------------------------------------
                                                    -------------------------------------

10. ACQUISITIONS

Satastar Corporate Services, Inc. (dba PVS Corporate Services), a videotape duplicator located in Chicago, Illinois, was merged with the Company in June 1996 by the issuance of 165,357 shares of common stock in exchange for all of the outstanding capital stock of Satastar Corporate Services, Inc. The business combination has been accounted for as a pooling of interest, and accordingly, the financial statements have been restated to include the combined results of operations from the date Satastar commenced operations.

Included in results of operations for the year ended January 31, 1997 are the following results of the previously separate companies for the period of February 1, 1996 to June 28, 1996:

                                    YEAR ENDED JANUARY 31, 1997
                               COMPANY       SATASTAR       COMBINED
                             -------------------------------------------

 Net sales                   $67,436,266    $1,361,717     $68,797,983
 Net income (loss)             2,099,227       (83,731)      2,015,496

The following is a reconciliation of revenue and earnings previously reported by the Company for the years ended January 31, 1996 and 1995 with the combined amounts currently presented in the financial statement for the period.

                                    YEAR ENDED JANUARY 31, 1996
                               COMPANY       SATASTAR       COMBINED
                             -------------------------------------------

 Net sales                   $55,513,000    $4,056,000     $59,569,000
 Net income                    2,145,000       102,000       2,247,000


                                    YEAR ENDED JANUARY 31, 1995
                               COMPANY       SATASTAR       COMBINED
                             -------------------------------------------

 Net sales                   $41,603,000    $3,868,000     $45,471,000
 Net income                    2,044,000       342,000       2,386,000

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

The purchase price was $6,420,000 including $5,250,000 of cash and 180,000 shares of Vaughn Communications, Inc. common stock valued at $1,170,000. In addition, the selling shareholders of Centercom collectively receive $200,000 a year for seven years under non-compete and consulting agreements. Goodwill recorded in this transaction is being amortized over 15 years using the straight-line method.

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

The purchase price was approximately $282,000 including a cash payment by the Company of approximately $182,000 and long-term debt to the seller of $100,000. (See Note 4 for description of long-term debt.) Goodwill recorded in this transaction is being amortized over 15 years using the straight-line method.

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

The purchase price was approximately $2,332,000 including approximately $82,000 of cash, 145,138 shares of Vaughn Communications, Inc. common stock valued at $1,250,000, and long-term debt to the seller of $1,000,000. (See Note 4 for description of long-term debt.) Goodwill recorded in this transaction is being amortized over 10 years using the straight-line method.

The pro forma unaudited results of operations, assuming consummation of all acquisitions as of February 1, 1994, are as follows:

                                                     YEAR ENDED JANUARY 31
                                                      1996           1995
                                                 ----------------------------
 Sales                                            $70,126,000    $64,153,000
 Income from continuing operations                  2,526,000      2,482,000
 Net income                                         2,526,000      2,974,000
 Income per common share:
   Continuing operations                              $.66           $.66
   Discontinued operations                             -              .13
                                                 ----------------------------
                                                      $.66           $.79

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

12. FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of the Company's financial instruments as of January 31, 1997 approximated their fair value.

                            Report of Independent Auditors


The Shareholders and Board of Directors
Vaughn Communications, Inc.

We have audited the accompanying consolidated balance sheets of Vaughn Communications, Inc. and subsidiaries as of January 31, 1997 and 1996, and the related consolidated statements of income, shareholders equity and cash flows for each of the three years in the period ended January 31, 1997. These financial statements are the responsibility of the Company s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Vaughn Communications, Inc. and subsidiaries at January 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended January 31, 1997, in conformity with generally accepted accounting principles.


                                       /s/ Ernst & Young LLP

March 31, 1997

BOARD OF DIRECTORS AND EXECUTIVE OFFICERS
         BOARD OF DIRECTORS

              E. DAVID WILLETTE, Chairman and Chief Executive Officer.  Age: 61

              WILLIAM D. SMITH, JR., Chief Operating/Financial Officer, Viromed
                  Laboratories, Inc. (laboratory testing and products). Age:  46

              R. F. HEEGAARD, Chairman, Homestyles Publishing and Marketing,
                  (magazine publishing), Minneapolis, Minnesota.  Age: 70

              LAURENCE F. LEJEUNE, President, LeJeune Investment Co.
                  (diversified investments) Minneapolis, Minnesota.  Age: 60

              HAROLD G. WAHLQUIST, President and Chief Executive Officer, First
                  Community Bank Group, Inc. (a bank holding company), Minneapolis, Minnesota. Age: 58

              MICHAEL R. SILL, Chief Executive Officer, Road Machinery &
                  Supplies Co. (distribution of construction equipment and services), Savage, Minnesota. Age: 65

              RODNEY P. BURWELL, Chairman of the Board, Xerxes Corporation
                   (manufacturer of fiberglass underground fuel storage tanks), Minneapolis, Minnesota. Age: 58

              ROBERT HARMON, Retired Former President, Centercom, Inc.,
                   Milwaukee, Wisconsin.  Age: 50

              JEFFREY JOHNSON, Retired Former Vice-President and Secretary,
                   Centercom, Inc., Milwaukee, Wisconsin.  Age: 51

              DONALD J. DRAPEAU, President and Chief Operating Officer.  Age: 43


         EXECUTIVE OFFICERS

              E. DAVID WILLETTE, Chairman and Chief Executive Officer

              DONALD J. DRAPEAU, President and Chief Operating Officer

              WILLIAM D. DORNBUSCH, Vice President, General Manager, Vaughn
                   Products Division

              M. CHARLES REINHART, Chief Financial Officer and Secretary

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

                             CALENDAR PERIOD                        SALE PRICE
     --------------------------------------------------         ----------------
                                                                  HIGH      LOW
     1995:    First Quarter............................        $ 7.875   $ 6.25
              Second Quarter...........................          7.875     5.75
              Third Quarter............................          9.375     7.125
              Fourth Quarter...........................          9.50      7.75

     ---------------------------------------------------------------------------

     1996:    First Quarter............................        $ 9.375   $ 8.375
              Second Quarter...........................         19.00      9.00
              Third Quarter............................         15.00      9.50
              Fourth Quarter...........................         10.50      7.00

     1997:    First Quarter............................        $ 8.00    $ 6.00

     As of January 31, 1997, the Company had 336 shareholders of record.

     ---------------------------------------------------------------------------

    CORPORATE HEADQUARTERS
         Vaughn Communications, Inc.,
         5050 West 78th Street
         Minneapolis, MN 55435
         (612) 832-3200


    PUBLICLY-TRADED SECURITIES
         Vaughn Communications, Inc. Common Stock is listed on the NASDAQ National Market System under the Symbol: VGHN.


    TRANSFER AGENT
         Chase Mellon
         85 Challenger Road, Overpeck Centre
         Ridgefield Park, NJ 07660


    INDEPENDENT AUDITORS
         Ernst & Young LLP, Minneapolis, Minnesota


    ANNUAL MEETING
         The Annual Meeting of Shareholders will be held at 4:00 p.m. on Tuesday, June 17, 1997 at The Marquette Hotel,
         7th & Marquette, Minneapolis, Minnesota.


    FORM 10-K REPORT
         THE COMPANY'S 1997 ANNUAL REPORT ON FORM 10-K IS AVAILABLE WITHOUT CHARGE ON WRITTEN REQUEST TO M. CHARLES REINHART, CORPORATE SECRETARY.


    COUNSEL
         Jacobson Harwood Bennett & Erickson, P.A.
         Minneapolis, Minnesota