Form 10-K, Exhibit 13
period 1998-01-31
VAUGHN COMMUNICATIONS INC
filed 1998-04-29
CIK 808095

                                                                      EXHIBIT 13



                         1998 ANNUAL REPORT TO SHAREHOLDERS



THE COMPANY


Vaughn Communications, Inc., through its VAUGHN COMMUNICATIONS DIVISION, is a multimedia business services provider providing high volume video tape duplication and digital media (compact disc and magnetic floppy disk) replication for the corporate, educational, and institutional user. The Communications Division has video tape duplication facilities in Minneapolis, Milwaukee, Phoenix, Tampa, Portland, Atlanta, Dallas, Houston, Raleigh, Chicago, Denver and Seattle, and its facility in Fremont, California provides digital media replication services. Sales offices are located in St. Louis, New York City, Irvine, Orlando, Knoxville, Baltimore and Ft. Lauderdale.

In addition to its multimedia services, the Company receives sixteen percent of its total revenue from the VAUGHN PRODUCTS DIVISION which manufactures and sells gift products and collectibles to retailers in growing niche markets.










                                 FINANCIAL SUMMARY


                                                              %
                                 F'98            F'97       Change
                                -------       ----------   ---------
Revenue. . . . . . . . .     $74,488,000    $68,798,000        8%
Pretax Income. . . . . .       3,338,000      3,475,000      (4)%
Net Income . . . . . . .       1,938,000      2,015,000      (4)%
                               ---------      ---------      ----
                               ---------      ---------      ----
Net Income per common
 share . . . . . . . . .            $.48           $.51      (6)%
                                    ----           ----       ---
                                    ----           ----       ---

                               LETTER TO SHAREHOLDERS


TO OUR SHAREHOLDERS

     Last year's challenge was to exploit new technological opportunities and still deliver excellent financial results. Here is how we did:

     - Communication Division's sales increased 13% in fiscal 1998, from $55,000,000 to $62,300,000.

     - Acquisition of CD replication facility and customer base capable of producing over $20 million annually.

     -    Improved gross margins from 32.9% to 33.5% in the Communications
          Division.

     - Pretax income increased 15% in the Communications Division excluding results of the CD acquisition.

     Consolidated net sales, including acquisitions, increased 8% in fiscal 1998. The increase was attributable to a 13% increase in the Communications Division, but was offset by an 11% decrease in sales from the Products Division. The Products Division manufactures and sells gift products throughout the United States. A change in senior management at midyear and continued difficulties in consolidating our operations in Seattle all contributed to the disappointing results. We are investigating options to ensure that we get an adequate return out of the resources allocated to this division.

     The Company continues to focus its investment efforts on the Communications Division. We are transforming this division into a national multimedia business services company providing media duplication (videotape, compact disc, floppy disk, etc.) and related services throughout our 21 locations in the United States. The market for software duplication (CD and floppy) is growing rapidly (15-25%+) as more businesses convert to using interactive laptops and more computers penetrate the home market. During fiscal 1998 we continued to seek out strategic acquisitions. On July 31, 1997, Certified Media Corporation, a compact disc replicator located in Fremont, California was acquired. On February 1, 1998, Copywise, Inc., a software duplicator and assembly company, also located in Fremont, was acquired. We have combined the operations of these two companies and expect ongoing consolidated savings in overheads. We are now rolling out the product and service offerings of these combined companies to our existing national video sales force who are currently calling on 6,500 active business customers. We believe that we are well positioned for strong sales growth and market penetration.

     A new initiative for us this year is to focus more resources on our direct mail video business opportunity. Fiscal 1998 yielded impressive revenue in this area. We expect to see significant revenue growth as we place more emphasis on this area. This past year we opened a Direct Mail Media office and selected a dedicated staff of product manager, sales, and customer service to focus on this business. Businesses spend from $20-$40 billion annually on direct mail and this business is growing at 15% a year). Due to newer technologies in desktop editing, lower videotape material costs, improved manufacturing economics and a cooperative postal climate, video direct mail is now comparably affordable with print direct mail. We intend to be a major provider to this fast-growing marketplace.

     In conclusion, we look forward to an exciting new year. We have five areas in which we expect to grow. First, we plan to roll out our new CD and software replication services to our existing 6,500 active video customers. Second, we plan to significantly increase the sales of our related business services such as graphic design, video compression, digital translation, and fulfillment to both our video and software customer base. Third, we plan to continue to seek acquisitions as the video market consolidates its suppliers and as the software market continues to expand rapidly in the business sector. Fourth, we plan to add market share by expanding into new geographic areas with sales offices and by adding software replication equipment to some of our existing video facilities where overheads are already paid for. Fifth, and finally, we plan to be a major provider of video direct mail services to the direct mail industry.

As a final note, I would like to talk about our most important asset. I am proud of the hard work of our employee-owners. Their continued commitment to helping the Company achieve its objectives has been a key factor in our historical success. As we look to the future, I am confident that we will reach our goals because of the dedication of our employees.


/s/ E. D. Willette
-------------------------------------
E. D. Willette
Chairman and Chief Executive Officer


/s/ Donald J. Drapeau
-------------------------------------
Donald J. Drapeau
President and Chief Operating Officer

            MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                             AND RESULTS OF OPERATIONS

     Vaughn Communications, Inc.'s consolidated financial statements represent the combined results of the Company's magnetic and optical media replication business (Communications Division), which represents 84% of the Company's sales, and the gift products business (Products Division). Management's Discussion is presented in three parts: Consolidated, Communications Division and Products Division.

COMPARISON OF FISCAL 1998 AND 1997 OPERATING RESULTS

CONSOLIDATED:

     The Company's net sales, including net sales provided by acquired business from the date of acquisition, increased 8% in fiscal 1998 to approximately $74,488,000. The increase was attributable to a 13% increase in net sales from the Communications Division which offset an 11% decrease in net sales from the Products Division. Gross margins increased slightly in fiscal 1998, from 31.5% to 31.9%. Selling, general and administrative expenses were approximately $19,093,000, a 12% increase over the previous year, and represent 25.6% of net sales, compared to 24.7% the previous year. Net interest expense increased slightly from approximately $1,237,000 in fiscal 1997 to $1,295,000 in fiscal 1998. Pretax income in fiscal 1998 was approximately $3,338,000, a 4% decrease from the prior year. The decrease was due to a $532,000 decrease in pretax income from the Products Division (pretax income of $161,000 in fiscal 1997 compared to a pretax loss of $371,000 in fiscal 1998). This decrease was partially offset by a 12% increase in pretax income from the Communications Division. The Company's effective tax rate remained at approximately 42%. Consolidated net income declined 4%, from approximately $2,015,000 in fiscal 1997 to approximately $1,938,000 in fiscal 1998.

     LIQUIDITY AND CAPITAL RESOURCES

     Cash provided by operations and financing provided by banks and third parties continue to be the Company's primary sources of funds to finance operating needs and capital expenditures. In fiscal 1998, cash flow from operations was $4,668,000, a 17% increase over the previous year. This cash, in addition to borrowings from third parties, was used to fund capital expenditures of $4,891,000 and to partially fund the $4,611,000 invested in the acquisitions of Certified Media and Dub South. In addition to the above mentioned sources of cash, the Company also issued common stock valued at $1,200,000 to fund the acquisition of Certified Media.

     Based on past performance and current expectations, the Company believes that working capital levels, coupled with its ability to borrow additional funds under its $17,000,000 credit facility with a bank (of which approximately $1,640,000 is available at January 31, 1998), are adequate to meet the operating requirements of the Company for the next twelve months. The Company continues to explore strategic acquisitions, and depending on the size and terms of the potential transaction, additional financing may be required. Expenditures for new equipment are expected to be approximately $6,000,000 in fiscal 1999 and will be funded by leasing arrangements with third parties and cash from
operations.   As part of the Company's strategic planning process, it continues to explore alternative funding proposals.

     CAUTIONARY FACTORS THAT MAY AFFECT FUTURE RESULTS

     This annual report and other written reports and oral statements made from time to time by the Company may contain so-called "forward-looking statements," all of which are subject to risks and uncertainties. One can identify these forward-looking statements by their use of words such as "expects," plans," "will," "estimates," and other words of similar meaning. One can also identify them by the fact that they do not relate strictly to historical or current facts. These statements are likely to address the Company's growth strategy, financial results, or acquisition strategies. One must carefully consider any such statement and should understand that many factors could cause actual results to differ from the Company's forward-looking statements. These factors include inaccurate assumptions and a broad variety of other risks and uncertainties, including some that are known and some that are not. No forward-looking statement can be guaranteed and actual results may vary materially.

     YEAR 2000 COMPLIANCE

     Computer programs which were written using two digits (rather than four) to define the applicable year may recognize a date using "00" as the year 1900 rather than the year 2000, a result commonly referred to as the "Year 2000" problem. This could result in a system failure, or miscalculation.

     In 1997 Vaughn initiated a program to evaluate whether internally developed and purchased computer programs may experience operational problems when the year 2000 is reached. The scope of this effort included internal computer systems and supplier capabilities. The Company is completing this review to determine whether its computer programs are Year 2000 compliant, as well as determining what remedial action is required, and the costs associated with required modification or replacements. A significant amount of information has been collected and analyzed, however, the process will not be completed until calendar year 1998. The Company plans to complete all remediation efforts for its systems prior to the year 2000. Based on its evaluation to date, management believes that, while the Company will incur internal and possibly external costs to address the Year 2000 problem, such costs will not have a material impact on the operations, cash flows, or financial condition of Vaughn Communications, Inc.

COMMUNICATIONS DIVISION:

     The Communications Division is a national multimedia business services company providing videotape duplication and digital media (compact disc and magnetic floppy disk) replication and related services throughout the United States. Its strategy is to grow through internally generated growth and through strategic acquisitions. The Company continued to implement this strategy in fiscal 1998 with two strategic acquisitions. In order to better meet the current and long-term needs of its business customers, the Company entered the digital media replication business with the acquisition, on July 31, 1997, of Certified Media Corporation, a compact disc ("CD") replicator located in Fremont, California. The noncontingent purchase price of $5,500,000 included $2,800,000 of cash, 171,210 shares of the Company's common stock valued at $1,200,000 and a $1,500,000 note to the sellers. The purchase price may be increased an additional $2,000,000 based upon Certified Media attaining certain financial objectives. The Company believes it is well positioned for strong sales growth and market penetration in this business as it intends to capitalize on its existing sales force to sell this new product offering. Also on July 31, 1997, the Company acquired certain of the assets of Dub South, a videotape duplicator located in Atlanta, Georgia. The operations of Dub South were merged into the Company's pre-existing facility in Atlanta. The noncontingent purchase price of $750,000 included approximately $311,000 of cash and the assumption of $439,000 of liabilities. The purchase price may be increased by an additional $1,200,000 depending on the financial performance of Dub South. Both acquisitions have been accounted for as purchases and their operating results are included in the Company's results for the period subsequent to their acquisition date.

     The Communications Division's net sales increased 13% in fiscal 1998, from approximately $55,000,000 in fiscal 1997 to approximately $62,300,000. The net sales generated due to the acquisition of Certified Media and a 3% increase in the sales from pre-existing facilities contributed to the sales growth. The Company believes that although the growth of videotape duplicators has slowed, there continues to be opportunities for growth in this market and there are significant growth opportunities in the CD replication market, although there can be no assurances that such growth will be experienced by the Company.

     The gross profit margins increased from 32.9% in fiscal 1997 to 33.5% in fiscal 1998. The improvement was the result of cost control measures instituted at the beginning of the year and continued leveraging of fixed expenses. The Company expects to be able to maintain its profit margins by continuing to improve efficiencies, the continued leveraging of fixed costs with increased volume, and continuing to utilize low cost providers of raw materials.

     Selling, general and administrative expenses in fiscal 1998 were up 16.7% over fiscal 1997 and represented 26% of net sales in fiscal 1998 compared to 25.2% in fiscal 1997. The increase in selling, general and administrative expenses reflects additional expenses associated with the acquisitions previously discussed, including goodwill amortization and noncompete payments.

     Net interest increased to approximately $999,000 in fiscal 1998, an increase of approximately $104,000 from the previous year. The increase was due to interest associated with additional acquisition debt.

     Pretax income for the Communications Division was $3,709,000, a 12% increase over the previous year. Excluding the results of the acquisition of Certified Media, pretax income increased by 15% in fiscal 1998. Certified Media's operating profit after adding back amortization expense and interest on the acquisition debt was approximately $260,000.

     The Company invested approximately $4,432,000 on equipment and facilities to expand its production capacity. This investment included approximately $2,400,000 spent to expand the CD replication capacity. The investment in capital equipment was funded by long-term financing and internally generated funds.

PRODUCTS DIVISION:

     The Products Division, which manufactures and sells gift products throughout the United States, struggled during fiscal year 1998. A decrease in sales from the prior year, a change in senior management at mid-year, and continuing difficulties in consolidating its operations in Seattle all contributed to the disappointing results. The Company is investigating options which will ensure that the resources allocated to the Products Division will generate an adequate return on its investment.

     Net sales of approximately $12,196,000 were an 11% decrease from the prior year. The decrease in sales also resulted in a decrease in the leveraging of fixed costs, resulting in a reduction in gross margins from 26% in fiscal 1997 to 23% in fiscal 1998. Although selling, general and administrative expenses decreased from approximately $3,273,000 in fiscal 1997 to approximately $3,035,000, it was not enough to offset the decrease in net sales and gross margins, and pretax income declined from $161,000 in fiscal 1997 to a pretax loss of $371,000 in fiscal 1998.


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

     Pre-tax income increased 100% in fiscal 1997, from $80,000 to $161,000.

SELECTED FINANCIAL DATA FROM CONTINUING OPERATIONS (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)



                                                              Year Ended January 31
                                             1998       1997         1996        1995        1994
                                            ------     -------      ------      -------     ------
STATEMENT OF OPERATIONS DATA:
  Net sales. . . . . . . . . . . .       $  74,488    $ 68,798   $  59,569    $ 45,471    $ 35,014
  Cost of goods sold . . . . . . .          50,762      47,111      40,518      30,920      23,802
                                         ---------    --------    --------    --------    --------
  Gross profit . . . . . . . . . .          23,726      21,687      19,051      14,551      11,212
  Operating expenses . . . . . . .          19,092      16,975      13,973      10,821       8,914
                                         ---------    --------    --------    --------    --------
  Operating income . . . . . . . .           4,634       4,712       5,078       3,730       2,298
  Interest expense . . . . . . . .          (1,411)     (1,295)     (1,357)       (710)       (573)
  Other income (expense) . . . . .             115          58          66         (67)         24
                                         ---------    --------    --------    --------    --------
  Income from continuing operations
      before income taxes. . . . .           3,338       3,475       3,787       2,953       1,749
  Income taxes . . . . . . . . . .           1,400       1,460       1,540        1060         667
                                         ---------    --------    --------    --------    --------
  Income from continuing operations          1,938       2,015       2,247       1,893       1,082
  Income from
      discontinued operations. . .               -           -           -         493          74
                                         ---------    --------    --------    --------    --------
  Net income . . . . . . . . . . .       $   1,938   $   2,015   $   2,247    $  2,386    $  1,156
                                         ---------    --------    --------    --------    --------
                                         ---------    --------    --------    --------    --------

  Net income per common share:
      Continuing operations. . . .       $     .49   $     .55   $     .69    $    .64    $    .39
   Discontinued operations . . . .               -           -           -         .17         .03
                                         ---------    --------    --------    --------    --------
   . . . . . . . . . . . . . . . .       $     .49   $     .55   $     .69    $    .81    $    .42
                                         ---------    --------    --------    --------    --------
                                         ---------    --------    --------    --------    --------

  Net income per common share -
  assuming dilution:
      Continuing operations. . . .       $     .48   $     .51   $     .61    $    .55    $    .32
      Discontinued operations. . .               -           -           -         .14         .02
                                         ---------    --------    --------    --------    --------
   . . . . . . . . . . . . . . . .       $     .48   $     .51   $     .61    $    .69    $    .34
                                         ---------    --------    --------    --------    --------
                                         ---------    --------    --------    --------    --------

  Weighted average common
  shares outstanding . . . . . . .           3,918       3,640       3,244       2,963       2,749
  Dilutive options . . . . . . . .             102         284         434         455         600
                                         ---------    --------    --------    --------    --------
   . . . . . . . . . . . . . . . .           4,020       3,924       3,678       3,418       3,349
                                         ---------    --------    --------    --------    --------
                                         ---------    --------    --------    --------    --------



                                                                January 31
                                             1998        1997       1996        1995         1994
                                            ------     -------     ------      ------       ------
BALANCE SHEET DATA:
  Working capital. . . . . . . . .        $  9,093    $  9,268    $  7,559    $  4,186    $  2,420
  Total assets . . . . . . . . . .          44,312      34,751      32,816      22,186      19,573
  Long-term obligations
     (excluding current portion) .           9,075       5,603       7,778       3,626       4,024
  Total liabilities. . . . . . . .          23,993      17,903      19,298      13,681      13,646
  Total stockholders' equity . . .          20,319      16,848      13,518       8,505       5,927



                                     Consolidated Balance Sheets


                                                                             JANUARY 31
                                                                         1998          1997
                                                                      --------------------------
ASSETS
Current assets:
     Trade receivables, less allowance of $1,126,000 and $650,000,
        respectively                                                  $13,822,621    $10,685,149
     Other receivables                                                    195,372        179,369
     Inventories                                                        8,887,898      9,256,455
     Deferred income taxes                                                285,070        115,070
     Prepaid expenses and other current assets                            748,177        668,061
     Income taxes receivable                                               72,668        664,042
                                                                      ---------------------------
Total current assets                                                   24,011,806     21,568,146

Property, plant and equipment:
     Land                                                                  48,424         48,424
     Buildings and leasehold improvements                               3,350,257      2,866,038
     Machinery and equipment                                           27,786,725     22,039,414
                                                                      ---------------------------
                                                                       31,185,406     24,953,876
     Less accumulated depreciation                                    (19,899,664)   (16,237,440)
                                                                      ---------------------------
                                                                       11,285,742      8,716,436
Intangible assets, net of accumulated amortization
     of $1,102,000 and $620,000, respectively                           8,331,705      3,549,917
Long-term receivable                                                      476,905        705,781
Other                                                                     205,466        210,943
                                                                      ---------------------------
                                                                      $44,311,624    $34,751,223
                                                                      ---------------------------
                                                                      ---------------------------


                                                                               JANUARY 31
                                                                          1998              1997
                                                                       ---------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
    Notes payable to banks under credit facilities                     $ 5,760,436    $  4,781,312
    Accounts payable                                                     3,216,356       2,982,508
    Salaries, wages and payroll taxes                                      818,300         696,894
    Other                                                                1,255,415       1,009,306
    Current portion of long-term debt and capital
      lease obligations                                                  3,867,986       2,830,033
                                                                       ---------------------------
Total current liabilities                                               14,918,493      12,300,053

Long-term debt, net of current portion                                   6,517,724       4,563,880
Capital lease obligations, net of current portion                        2,502,540         963,533
Deferred income taxes                                                       54,326          75,326

SHAREHOLDERS' EQUITY
Common Stock, par value $.10 per share:
    Authorized shares--20,000,000
    Issued and outstanding shares--4,088,582 and
      3,726,513, respectively                                              408,858         372,652
Additional paid-in capital                                               9,074,004       7,578,406
Retained earnings                                                       10,835,679       8,897,373
                                                                       ---------------------------
Total shareholders' equity                                              20,318,541      16,848,431
                                                                       ---------------------------
                                                                       $44,311,624     $34,751,223
                                                                       ---------------------------
                                                                       ---------------------------

SEE ACCOMPANYING NOTES.

                                CONSOLIDATED STATEMENTS OF INCOME


                                                  YEAR ENDED JANUARY 31
                                            1998          1997          1996
                                         ---------------------------------------
Net sales                                $74,487,763  $ 68,797,983  $ 59,568,901
Cost of goods sold                        50,761,624    47,111,338    40,518,292
                                         ---------------------------------------
Gross profit                              23,726,139    21,686,645    19,050,609

Selling, general and administrative
   expenses                               19,092,543    16,974,225    13,973,199
                                         ---------------------------------------
Income from operations                     4,633,596     4,712,420     5,077,410

Other income (expense):
   Interest income                           115,194        57,615        36,384
   Interest expense                       (1,410,484)   (1,294,539)   (1,356,958)
   Other                                           -             -        30,000
                                         ---------------------------------------
Income before income taxes                 3,338,306     3,475,496     3,786,836
Income taxes                               1,400,000     1,460,000     1,539,660
                                         ---------------------------------------
Net income                               $ 1,938,306  $  2,015,496   $ 2,247,176
                                         ---------------------------------------
                                         ---------------------------------------

Net income per share:
   Basic                                      $.49          $.55          $.69
   Diluted                                     .48           .51           .61


SEE ACCOMPANYING NOTES.


                                    CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

                                               COMMON STOCK          ADDITIONAL
                                        --------------------------     PAID-IN           RETAINED
                                          SHARES          AMOUNT       CAPITAL           EARNINGS                TOTAL
                                        ---------------------------------------------------------------------------------
Balance at January 31, 1995              2,997,658       $299,766     $3,570,984         $ 4,634,701        $  8,505,451
   Common Stock issued in
     connection with business
     acquisition                           325,138         32,514      2,387,486                   -           2,420,000
   Stock options exercised                 148,965         14,897        175,041                   -             189,938
   Common Stock received as partial
     consideration of stock options
     exercised                              (8,935)          (894)       (62,520)                  -             (63,414)
   Tax benefit on stock options
     exercised                                   -              -        218,374                   -             218,374
   Net income                                    -              -              -           2,247,176           2,247,176
                                        ---------------------------------------------------------------------------------
Balance at January 31, 1996              3,462,826        346,283      6,289,365           6,881,877          13,517,525
   Stock options exercised                 275,278         27,528        529,307                   -             556,835
   Common Stock received as partial
     consideration of stock options
     exercised                             (11,591)        (1,159)      (149,524)                  -            (150,683)
   Tax benefit on stock options
     exercised                                   -              -        909,258                   -             909,258
   Net income                                    -              -              -           2,015,496           2,015,496
                                        ---------------------------------------------------------------------------------
Balance at January 31, 1997              3,726,513        372,652      7,578,406           8,897,373          16,848,431
   Common Stock issued in
     connection with business
     acquisition                           171,210         17,120      1,182,880                   -           1,200,000
   Stock options exercised                 202,183         20,218        211,296                   -             231,514
   Common Stock received as partial
     consideration of stock options
     exercised                             (11,324)        (1,132)       (83,592)                  -             (84,724)
   Tax benefit on stock options
     exercised                                   -              -        185,014                   -             185,014
   Net income                                    -              -              -           1,938,306           1,938,306
                                        ---------------------------------------------------------------------------------
Balance at January 31, 1998              4,088,582       $408,858     $9,074,004         $10,835,679        $ 20,318,541
                                        ---------------------------------------------------------------------------------
                                        ---------------------------------------------------------------------------------


SEE ACCOMPANYING NOTES.


                                      CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                          YEAR ENDED JANUARY 31
                                                                   1998           1997           1996
                                                               -----------------------------------------
OPERATING ACTIVITIES
Net income                                                     $  1,938,306    $ 2,015,496   $  2,247,176
Adjustments to reconcile net income to net cash provided
   by operating activities:
     Amortization                                                   481,922        277,642        190,767
     Depreciation                                                 3,696,103      3,195,898      2,877,538
     Deferred income taxes                                         (191,000)         48,121       168,639
     Changes in operating assets and liabilities:
      Receivables                                                (3,121,225)      (564,055)      (541,104)
      Inventories                                                   500,496     (1,478,188)        80,364
      Income taxes                                                  776,388        193,295        353,128
      Prepaid expenses and other current assets                     (14,284)        74,047        (81,485)
      Accounts payable                                              233,848         45,151     (1,072,440)
      Salaries, wages and payroll taxes                             121,406        113,498       (118,013)
      Other liabilities                                             246,109         81,100       (127,381)
                                                                -----------------------------------------
Net cash provided by operating activities                         4,668,069      4,002,005      3,977,189

INVESTING ACTIVITIES

Purchases of businesses, less cash acquired                     (3,186,009)              -    (4,355,010)
Additions to property, plant and equipment                      (4,452,983)    (3,069,391)    (2,627,110)
Long-term receivables                                              228,876        (14,223)       158,908
Net carrying amount of property disposals                            6,131          1,444          5,938
Other                                                               (1,929)       255,347         18,992
                                                                -----------------------------------------
Net cash used in investing activities                           (7,405,914)    (2,826,823)    (6,798,282)

FINANCING ACTIVITIES
Increase in long-term debt                                       2,800,000        400,000      5,740,922
Proceeds from sale of Common Stock under option plans              146,790        406,152        126,524
Payments of long-term debt and capital lease obligations        (3,286,791)    (3,404,244)    (3,181,486)
(Payments) borrowings under revolving credit facility              979,124        766,907     (1,058,792)
Lease financing of equipment                                     2,098,722        656,003      1,188,697
                                                                -----------------------------------------
Net cash provided by (used in) financing activities              2,737,845     (1,175,182)     2,815,865
                                                                -----------------------------------------

Decrease in cash and cash equivalents                                    -              -         (5,228)
Cash and cash equivalents at beginning of year                           -              -          5,228
                                                                -----------------------------------------
Cash and cash equivalents at end of year                       $         -    $         -    $         -
                                                                -----------------------------------------
                                                                -----------------------------------------
Supplemental schedule of non-cash investing and
   financing activities:
   Capital leases of equipment                                 $   437,974    $    93,112    $   163,488




SEE ACCOMPANYING NOTES.

                     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SIGNIFICANT ACCOUNTING POLICIES

BUSINESS ACTIVITY

Vaughn Communications, Inc. is one of the largest providers in the United States of high volume videotape duplication and compact disc replication services to corporations, publishers and educational companies located in the United States. The Company operates videotape duplication centers throughout the country in areas selected because of their proximity to large corporate bases. In addition to video services, the Company has generated approximately 16%, 20% and 12% of its net sales for the years ended January 31, 1998, 1997 and 1996, respectively, from the manufacture and sale of gift products to retailers in niche markets. Additional information on the Company's operations by segment is included in
Note 9 to the consolidated financial statements.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and of its majority-owned subsidiaries after elimination of all significant intercompany accounts and transactions.

INVENTORIES

Inventories are valued at the lower of average cost (first-in, first-out method) or market.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated on the basis of cost. Assets are depreciated using the straight-line and declining balance methods over their estimated useful lives which are as follows:


     Buildings                               40 years
     Equipment                               3 - 5 years
     Leasehold improvements                  5 - 10 years

The carrying value of property, plant and equipment is assessed annually and/or when factors indicating an impairment are present.

INTANGIBLE ASSETS

The intangible assets include the excess of purchase price over the fair value of net assets of businesses acquired and are being amortized over periods of 10 to 40 years using the straight-line method. The carrying value of intangible assets is assessed annually and/or when factors indicating impairment are present.

INCOME TAXES

The Company accounts for income taxes utilizing the liability method. Deferred taxes are recorded to reflect the tax consequences of differences between tax and financial reporting basis of assets and liabilities.

NET INCOME PER SHARE

In fiscal 1998, the Company adopted Statement of Financial Accounting Standard No. 128 (SFAS 128), "Earnings Per Share." SFAS 128 requires the disclosure of basic and diluted earnings per share (EPS). Basic EPS is calculated using income available to common shareholders divided by the weighted average of common shares outstanding during the year. Diluted EPS is similar to basic EPS except that the weighted average of common shares outstanding is increased to include the number of additional shares that would have been outstanding if the dilutive potential common shares, such as options, had been issued. All prior year earnings per share have been restated in accordance with the provisions of SFAS 128. (See Note 11).

STATEMENT OF CASH FLOWS

For purposes of the statements of cash flows, the Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

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

2. INVENTORIES

The components of inventories were as follows at January 31:

                                                           1998          1997
                                                       -------------------------
     Raw material                                       $1,723,940    $2,190,327
     Finished goods                                      7,163,958     7,066,128
                                                       -------------------------
                                                        $8,887,898    $9,256,455
                                                       -------------------------
                                                       -------------------------


3. NOTES PAYABLE TO BANKS

In August 1997, the Company amended its $17,000,000 credit facility with a bank to provide acquisition funding in the amount of $2,800,000 used in the acquisition of Certified Media Corporation (see Note 10). In addition to the $2,800,000 of acquisition term loan, the facility provides funding for prior acquisitions, equipment purchases, and a revolving credit facility to be used to finance working capital. The interest rate on the term debt and the revolving debt is at the prime rate (8.5% at January 31, 1998). Advances under the credit facility are limited to the lesser of $17,000,000 less the sum of the outstanding principal amounts on any term notes payable to the bank, or the collateral value of receivables and inventory. Interest on the credit facility is payable monthly. All the Company's assets except real estate and fixtures have been pledged to secure this indebtedness. This facility expires on May 31, 1998.

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

4. LONG-TERM DEBT



Long-term debt consists of the following at January 31:

                                                             1998            1997
                                                         --------------------------
   Term note payable to bank under credit facility in
     20 quarterly installments of $140,000, secured
     by all the Company's assets except real estate
     and fixtures thereon. Interest is payable
     monthly at the bank's prime rate (8.5% at
     January 31, 1998).                                   $2,520,000     $       -

   Term note payable to bank under credit facility in
     20 quarterly installments of $250,000, secured
     by all the Company's assets except real estate
     and fixtures thereon. Interest is payable
     monthly at the bank's prime rate (8.5% at
     January 31, 1998).
                                                           2,250,000      3,250,000

   Note payable to Certified Media Corporation
     payable in five annual installments of $300,000
     plus accrued interest commencing July 31, 1998.
     Interest is at the prime rate (8.5% on January
     31, 1998). Secured by certain assets.
                                                           1,500,000             -

   First mortgage loan on land and building secured
     by properties having a net book value of
     $620,000 at January 31, 1998.
                                                          1,315,342      1,366,545

   Note payable to former shareholders of Certified
     Media Corporation, payable in three annual
     installments of $133,333 plus accrued interest
     commencing July 31, 1998. Interest is at the
     prime rate (8.5% on January 31, 1998).
                                                            400,000              -



   Term note payable to bank in 36 monthly
     installments of $23,611, secured by all the
     Company's assets except real estate and fixtures
     thereon. Interest is payable at
     the bank's prime rate (8.5% on January 31,              70,833       330,555
     1998).



   Term note payable to bank in 36 monthly
     installments of $11,111, secured by all the
     Company's assets except real estate and fixtures
     thereon. Interest is payable at
     the bank's prime rate (8.5% on January 31, 1998).      222,222       344,444

   Notes payable to Indian Arts and Crafts, Inc.
     Interest on both notes is payable annually on the anniversary date at 8.5%. Notes are secured by assets having a net book value of $2,019,000 at January 31, 1998.

   Note I is payable in annual installments of
     $83,333 plus accrued interest.                         166,667       166,667
   Note II is payable in annual installments of
     $107,143 plus accrued interest.                        642,857       642,857

                                    15



   4.  LONG-TERM DEBT (CONTINUED)                            1998          1997
                                                       --------------------------
   Note payable to Cranberry Novelty Manufacturing
     Inc. payable in 10 annual installments of
     $17,500. Interest is payable annually at the
     prime rate (8. 5% at January 31, 1998).           $     87,500    $  105,000

   Note payable to Advanced Audio/Video Productions,
     Inc., payable in 3 annual installments of
     $33,333 plus accrued interest at the prime rate
     (8. 5% on January 31, 1998). Secured by certain         33,333        66,667
     assets.

   Note payable, paid in full in fiscal 1998                      -        91,125
                                                       --------------------------
                                                          9,208,754     6,363,860
   Current portion                                       (2,691,030)   (1,799,980)
                                                       --------------------------
                                                       $  6,517,724    $4,563,880
                                                       --------------------------
                                                       --------------------------



In January 1997, the Company renewed its mortgage for three years at an interest rate of 7.625%. It is payable in monthly installments of $12,802 including interest with the balance payable in full on January 1, 2000. The agreement grants the Company a three year renewal option at the then prevailing three year commercial mortgage lending rate. The mortgage may be prepaid in whole at any time subject to a prepayment premium. The interest rate is subject to a 4% increase in certain events of default.

Required annual principal payments on long-term debt are as follows for years ending January 31: 1999--$2,691,030; 2000--$3,460,462; 2001--$1,367,976;
2002--$984,644; 2003--$704,642.

Interest paid approximated interest expense for 1996, 1997 and 1998.

5.  LEASES

The Company leases various types of equipment under long-term lease agreements classified as capital leases. Property, plant and equipment includes the following leased property:

                                                             JANUARY 31
                                                         1998          1997
                                                    --------------------------

   Equipment                                         $ 6,430,000   $ 4,392,000
   Less accumulated amortization                      (2,336,000)   (2,224,000)
                                                    --------------------------
                                                     $ 4,094,000   $ 2,168,000
                                                    --------------------------
                                                    --------------------------


Amortization of leased assets is included in depreciation.

The Company leases certain facilities, equipment and autos under noncancelable operating lease agreements with initial lease terms in excess of one year. Rent expense from these operating leases was $2,552,017, $1,724,000 and $1,069,000 in 1998, 1997 and 1996, respectively.

Future minimum payments under capital leases and noncancelable operating leases with initial terms of one year or more consisted of the following at January 31, 1998:


                                                         CAPITAL      OPERATING
                                                          LEASES        LEASES
                                                       -------------------------
   Year ending January 31:
      1999                                             $ 1,354,636    $2,627,334
      2000                                               1,123,073     2,070,516
      2001                                                 813,351     1,451,300
      2002                                                 733,040       710,675
      2003                                                 426,408       131,421
                                                       -------------------------
   Total minimum lease payments                          4,450,508    $6,991,246
   Amount representing interest                           (771,012) ------------
                                                       ------------ ------------
   Present value of net minimum lease payments           3,679,496
   Current portion                                      (1,176,956)
                                                       ------------
   Long-term capital lease obligations                 $ 2,502,540
                                                       ------------
                                                       ------------


6. STOCK OPTIONS

Under the terms of the Company's stock option plans, 132,452 shares of Common Stock were reserved at January 31, 1998 for issuance or grant to officers, directors and employees at prices ranging from 85% to 110% of fair market value at the date of grant. The options granted are determined by the Compensation Committee. Options granted are usually exercisable at any time after grant, except for those granted under the Company-wide stock option plan, which vest over a four-year period. The options generally expire after five years.

A summary of outstanding options and shares reserved under the plans is as follows:

                                                                    WEIGHTED
                                          SHARES                     AVERAGE
                                         RESERVED     OPTIONS     EXERCISE PRICE
                                         FOR GRANT   OUTSTANDING    PER SHARE
                                       -----------------------------------------
   Balance January 31, 1995               173,609      758,222         $1.96
     Shares reserved                      300,000            -             -
     Options exercised                          -     (148,869)         1.28
     Options granted                     (137,206)     137,206          6.54
     Options terminated/expired             1,494       (1,494)         3.82
                                       --------------------------
   Balance January 31, 1996               337,897      745,065          2.88
     Options exercised                          -     (275,278)         2.02
     Options granted                     (114,670)     114,670         10.74
     Options terminated/expired            26,137      (26,137)         9.79
                                       --------------------------
   Balance January 31, 1997               249,364      558,320          4.73
     Options exercised                          -     (202,183)          .89
     Options granted                     (128,564)     128,564          6.19
     Options terminated/expired            11,652      (11,652)         6.32
                                       --------------------------
   Balance January 31, 1998               132,452      473,049         $6.61
                                       --------------------------
                                       --------------------------


As permitted by Statement of Financial Accounting Standard No. 123 (SFAS 123), "Accounting for Stock-Based Compensation," the Company has elected to follow Accounting Principles Board Opinion 25, "Accounting for Stock Issued to Employees," to measure compensation cost for employee stock options. Under APB 25, if the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

Pro forma information regarding net income and net income per share is required by SFAS 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for years ended January 31, 1996, 1997 and 1998: risk-free interest rates ranging from 5.26% to 7.5%; dividend yield of 0%; volatility factor of the expected market price of the Company's common stock of .60; and a weighted average expected life of the option of 5 years. The weighted average fair value of options granted during the years ended January 31, 1998, 1977 and 1966 was $3.87, $6.51, and $3.96 per share, respectively.

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

For purposes of pro forma disclosures, the estimated fair value of the options is amortized over the options vesting period. The Company's pro forma information follows:

                                                  YEAR ENDED JANUARY 31
                                             1998         1997          1996
                                          -------------------------------------
   Pro forma net income                   $1,702,000   $1,851,000    $2,091,000
   Pro forma net income per share:
      Basic                                  $.43         $.51          $.64
      Diluted                                $.43         $.48          $.57


The above pro forma effects on net income and net income per share are not likely to be representative of the effects of reported net income for future years because options vest over several years and additional awards generally are made each year.

The following table summarizes information about the stock options outstanding at January 31, 1998:



                                 OPTIONS OUTSTANDING             OPTIONS EXERCISABLE
                       --------------------------------------  -----------------------
                                       WEIGHTED
                                        AVERAGE     WEIGHTED                 WEIGHTED
                                       REMAINING    AVERAGE                   AVERAGE
 RANGE OF EXERCISE        NUMBER      CONTRACTUAL  EXERCISE      NUMBER      EXERCISE
       PRICES           OUTSTANDING      LIFE        PRICE     EXERCISABLE     PRICE
-------------------------------------------------------------  -----------------------
$  2.0000 -   3.1250      50,242         2.09     $  2.9843       50,242    $  2.9843
   3.5000 -   5.1000      53,158         4.63        4.2070       33,358       3.6769
   5.2500 -   5.8438      78,939         5.04        5.6207       47,912       5.6405
   6.0000 -   6.2500      31,500         5.42        6.0794       12,150       6.2058
   6.5000 -   6.5000      56,500         5.23        6.5000       47,500       6.5000
   6.8750 -   6.8750      93,707         3.73        6.8750       42,904       6.8750
   6.8758 -   9.2500      59,333         3.48        8.6370       32,575       8.1857
   9.5000 -   9.5000         350         3.79        9.5000          350       9.5000
  11.0500 -  11.0500      25,000         8.38       11.0500        6,250      11.0500
  13.0000 -  13.0000      24,320         5.35       13.0000        6,320      13.0000
                        -------------------------------------  -----------------------
  $2.0000 - $13.0000     473,049         4.46     $  6.6134      279,561    $  5.8776



At January 31, 1997, the Company had 404,921 options exercisable at a weighted average exercise price of $3.32.

7. INCOME TAXES

The provision for federal and state income tax expense from continuing operations was as follows:


                                                  YEAR ENDED JANUARY 31
                                             1998         1997          1996
                                           -------------------------------------
   Current:
     Federal                               $1,349,000   $1,185,300    $1,142,300
     State                                    242,000      226,600       228,660
                                           -------------------------------------
                                            1,591,000    1,411,900     1,370,960
   Deferred:
     Federal                                 (162,000)      40,900       143,400
     State                                    (29,000)       7,200        25,300
                                           -------------------------------------
                                           -------------------------------------
                                           $1,400,000   $1,460,000    $1,539,660
                                           -------------------------------------
                                           -------------------------------------


The components of the deferred tax assets and liabilities were as follows at January 31:


                                                            1998          1997
                                                        ------------------------
   Current deferred taxes:
     Inventory reserves                                  $ 580,000    $ 390,800
     Bad debt expense                                      451,000      248,000
     Additional tax cost of inventory                      160,000      143,000
     Rental equipment depreciation                        (906,000)    (667,000)
     Other                                                       -          300
                                                        ------------------------
                                                           285,000      115,100
   Non-current deferred taxes:
     Depreciation                                          (69,000)     (82,000)
     Other                                                  15,000        6,700
                                                        ------------------------
                                                           (54,000)     (75,300)
                                                        ------------------------
   Net deferred tax assets                               $ 231,000   $   39,800
                                                        ------------------------
                                                        ------------------------


The difference between total income tax expense and the amount computed by applying the statutory federal income tax rate to income before income taxes was as follows:


                                                                       YEAR ENDED JANUARY 31
                                                               1998           1997            1996
                                                          --------------------------------------------
   Income taxes at statutory rate of 34%                   $1,135,000     $1,219,000      $1,274,300
   State income taxes, net of federal tax benefit             160,000        158,000         166,960
   Intangible amortization                                     77,000         77,000          64,600
   Other                                                       28,000          6,000          33,800
                                                          --------------------------------------------
                                                           $1,400,000     $1,460,000      $1,539,660
                                                          --------------------------------------------
                                                          --------------------------------------------




The Company paid income taxes of $1,459,000, $1,327,000 and $938,000 in 1998,
1997 and 1996, respectively.

8. RELATED PARTY TRANSACTION

Pursuant to a Stock Put Redemption Agreement between the Company and its Chief Executive Officer ("CEO") as amended June 24, 1992, the Company has agreed to redeem shares of Common Stock having a value of up to $1,500,000 from the CEO's estate, following his death or, unless the Board determines that such redemption is not in the best interest of the Company, from the CEO upon any entity acquiring beneficial ownership of in excess of 20% of the Company without Board approval. The put options to require or request redemption by the Company can be exercised any time up to one year after the date of the event giving rise to the option. The per share redemption price, in the event of death, will be the greater of the fair market value or book value of the Common Stock. The per share redemption price in event of change in control will be the greater of fair market value, the highest price paid by the new controlling shareholder, or a multiple of ten times net pretax income per share. Any redemption from the CEO's estate will be paid out of the proceeds of $1,500,000 of term life insurance which the Company carries on the CEO's life.

9.  INDUSTRY SEGMENTS

The Company operates within two industry segments. Vaughn Communications Division is engaged in video tape duplication and digital media replication. The Vaughn Products Division is engaged in the manufacture and/or sale of souvenirs, gifts, leather products and soft goods.


                                                   YEAR ENDED JANUARY 31
                                              1998        1997          1996
                                          -------------------------------------
Net sales from continuing operations:
   Communications Division                $62,291,279  $55,040,394   $52,365,437
   Products Division                       12,196,484   13,757,589     7,203,464
                                          --------------------------------------
Total net sales                           $74,487,763  $68,797,983   $59,568,901
                                          --------------------------------------
                                          --------------------------------------

Income from operations:
   Communications Division                $ 4,816,141  $ 4,345,161   $ 4,905,638
   Products Division                         (182,545)     367,259       171,772
                                          --------------------------------------
Total income from operations                4,633,596    4,712,420     5,077,410

Interest expense, net of interest income   (1,295,290)  (1,236,924)   (1,320,574)
Other income                                        -            -        30,000
                                          --------------------------------------
Income before income taxes                $ 3,338,306  $ 3,475,496   $ 3,786,836
                                          --------------------------------------
                                          --------------------------------------
Depreciation and amortization:
   Communications Division                $ 3,860,588  $ 3,257,280   $ 2,994,128
   Products Division                          317,437      216,260        74,177
                                          --------------------------------------
Total                                     $ 4,178,025  $ 3,473,540   $ 3,068,305
                                          --------------------------------------
                                          --------------------------------------

Capital expenditures:
   Communications Division                $ 4,632,292  $ 2,752,630   $ 2,740,709
   Products Division                          258,665      409,873        50,489
                                          --------------------------------------
Total                                     $ 4,890,957  $ 3,162,503   $ 2,791,198
                                          --------------------------------------
                                          --------------------------------------
                                                      JANUARY 31
                                              1998        1997          1996
                                          -------------------------------------
Identifiable assets:
   Communications Division                $37,803,951  $27,321,777   $26,376,905
   Products Division                        6,507,673    7,429,446     6,438,913
                                          --------------------------------------
Total assets                              $44,311,624  $34,751,223   $32,815,818
                                          --------------------------------------
                                          --------------------------------------



10.  ACQUISITIONS

In July 1997, the Company acquired certain assets and assumed certain liabilities of Certified Media Corporation ("CMC"), a compact disc replicator located in Fremont, California. The initial purchase price was $5,500,000, including $2,800,000 of cash, 171,210 shares of Vaughn Communications, Inc. common stock valued at $1,200,000, and long-term debt to the sellers of $1,500,000. The purchase price may be increased to a maximum of $7,500,000 depending upon CMC's attainment of specific financial objectives through January 31, 1999. Goodwill recorded in this transaction is being amortized over 15 years using the straight-line method.

In July 1997, the Company also acquired certain assets of Dub South, a videotape duplicator located in Atlanta, Georgia. The noncontingent purchase price included $311,000 of cash and the assumption of approximately $439,000 of liabilities. The purchase price may be increased by an additional $1,200,000, depending on the profit performance for the next five years. There was no goodwill recorded on this transaction.

Both acquisitions have been accounted for by the purchase method of accounting, and the consolidated financial statements for the year ended January 31, 1998, reflect the purchase of the businesses, and include any results from operations subsequent to the closing dates of the respective transactions.

Satastar Corporate Services, Inc. ("Satastar," dba PVS Corporate Services), a videotape duplicator located in Chicago, Illinois, was merged with the Company in June 1996 by the issuance of 165,357 shares of common stock in exchange for all of the outstanding capital stock of Satastar Corporate Services, Inc. The business combination has been accounted for as a pooling of interests, and accordingly, the consolidated financial statements of the Company include the combined results of operations of the Company and Satastar for all years presented.

Included in results of operations for the year ended January 31, 1997 are the following results of the previously separate companies for the period of February 1, 1996 to June 28, 1996:



                                               YEAR ENDED JANUARY 31, 1997
                                           COMPANY      SATASTAR      COMBINED
                                        ----------------------------------------
   Net sales                              $67,436,266   $1,361,717   $68,797,983
   Net income (loss)                        2,099,227      (83,731)    2,015,496


The following is a reconciliation of revenue and earnings previously reported by the Company for the year ended January 31, 1996 with the combined amounts currently presented in the financial statement for the period.


                                              YEAR ENDED JANUARY 31, 1996
                                           COMPANY      SATASTAR      COMBINED
                                        ----------------------------------------
   Net sales                              $55,513,000   $4,056,000   $59,569,000
   Net income                               2,145,000      102,000     2,247,000


In April 1995, the Company completed the acquisition of all the capital stock of Centercom, Inc. and Centercom South, Inc. (collectively "Centercom"), a videotape duplicator with facilities in Milwaukee, Wisconsin; Chicago, Illinois; and Tampa, Florida. The acquisition was accounted for by the purchase method of accounting and, accordingly, results from operations have been included in the consolidated financial statements from the date of the acquisition.

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

In January 1996, the Company completed the acquisition of substantially all of the assets of Advanced Audio/Video Productions, Inc., a video tape duplicator located in Denver, Colorado. The acquisition has been accounted for by the purchase method of accounting, and the consolidated statement of income for the year ended January 31, 1996 includes the results of Advanced Audio/Video for the month of January 1996.

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

The following unaudited pro forma information presents the consolidated results of operations of the Company as if the acquisitions had been completed at the beginning of the year in which the acquisition occurred and the immediately preceding year. In the opinion of the Company's management, all adjustments necessary to present fairly such pro forma summary have been made based on the terms and structure of the transactions.


                                                YEAR ENDED JANUARY 31
                                            1998         1997          1996
                                       ---------------------------------------
   Net sales                            $78,266,000  $75,175,000   $70,126,000
   Net income                             1,731,000      704,000     2,526,000
   Net income per share:
     Basic                                   $.43         $.18          $.74
     Diluted                                  .42          .17           .66




11. EARNINGS PER SHARE


                                                  YEAR ENDED JANUARY 31
                                             1998         1997          1996
                                          --------------------------------------
Basic net income per share:
   Net income                              $1,938,306   $2,015,496    $2,247,176
   Weighted average shares outstanding      3,918,263    3,640,304     3,243,905

   Net income per share                      $.49         $.55          $.69

Diluted net income per share:
   Net income                              $1,938,306   $2,015,496    $2,247,176

   Shares used in calculation:
     Weighted average shares outstanding    3,918,263    3,640,304     3,243,905
     Dilutive shares issuable in
       connection with stock plans            101,719      284,129       433,648
                                          --------------------------------------
                                            4,019,982    3,924,433     3,677,553
                                          --------------------------------------
                                          --------------------------------------

Net income per share                         $.48         $.51          $.61



Options to purchase 204,648 shares of common stock were not included in the computation of diluted net income per share for fiscal 1998 because the options' exercise price was greater than the average market price of the common shares.

12. FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of the Company's financial instruments as of January 31, 1998 and 1997 approximated their fair value.

13. SUBSEQUENT EVENT

In February 1998, the Company completed the acquisition of the assets of Copywise, Inc. ("Copywise"), a floppy disk replicator located in Fremont, California. The acquisition will be accounted for by the purchase method of accounting. Goodwill associated with the purchase will be amortized over 15 years. The noncontingent purchase was approximately $1,670,000 of cash and the assumption of approximately $667,000 of liabilities. The purchase price may be increased by an additional $1,560,000 depending upon the attainment of certain financial objectives by the acquired business through January 31, 2000.

Copywise net sales and income before income taxes (unaudited) for the years ended December 31 were as follows:


                                                          1997          1996
                                                   ----------------------------
Net sales                                            $7,531,000    $10,028,000
Income before income taxes                            1,159,000      1,753,000


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


               CALENDAR PERIOD                           SALE PRICE
---------------------------------------------       --------------------------
                                                       HIGH         LOW
1996:     First Quarter. . . . . . . . . . .          $ 9.375        $ 8.375
          Second Quarter . . . . . . . . . .           19.00           9.00
          Third Quarter. . . . . . . . . . .           15.00           9.50
          Fourth Quarter . . . . . . . . . .           10.50           7.00

------------------------------------------------------------------------------

1997:     First Quarter. . . . . . . . . . .          $ 8.00        $  6.00
          Second Quarter . . . . . . . . . .            7.50           5.25
          Third Quarter. . . . . . . . . . .            8.563          6.75
          Fourth Quarter . . . . . . . . . .            8.00           5.4375

1998:     First Quarter. . . . . . . . . . .          $ 8.125       $  5.50


As of January 31, 1998, the Company had 310 shareholders of record.

-----------------------------------------------------------------------------

                           REPORT OF INDEPENDENT AUDITORS


The Shareholders and Board of Directors
Vaughn Communications, Inc.

We have audited the accompanying consolidated balance sheets of Vaughn Communications, Inc. and subsidiaries as of January 31, 1998 and 1997, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended January 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Vaughn Communications, Inc. and subsidiaries at January 31, 1998 and 1997, and the consolidated results of their operations and their cash flows for each of the three years in the period ended January 31, 1998, in conformity with generally accepted accounting principles.



Minneapolis, Minnesota
March 27, 1998


                                        /s/ Ernst & Young, LLP